Filed pursuant to Rule 424(b)(1)

File No. 333-144668

Enable IPC Corporation

12,500,000 Shares

Common Stock

$0.20 per Share

Enable IPC Corporation is offering 12,500,000 shares of common stock at a price of $0.20 per share.

Our shares of common stock are traded on the NASD Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol "EIPC.OB." On August 20, 2007, the closing sale price of our common stock was $0.08 per share.

The 12,500,000 shares offered by us, using our Chief Executive Officer, are being offered on a self-underwritten, best efforts basis.  There is no minimum amount of securities that we must sell in order to receive any subscription. We may receive little or no funds from this offering. The funds that we receive from this offering will not be placed into an escrow account. We are not engaging underwriters for this offering.

AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.  YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.  SEE "RISK FACTORS" BEGINNING AT PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 2, 2007

ENABLE IPC CORPORATION

TABLE OF CONTENTS

Page

Prospectus Summary

      3

Risk Factors

      4

Forward Looking Statements

    13

Use of Proceeds

    13

Market for Common Equity and Related Stockholder Matters

    16

Dividend Policy

    16

Capitalization

    17

Selected Financial Data

    18

Management's Discussion and Analysis or Plan of Operation

    19

Business

    23

Management

    32

Certain Relationships and Related Transactions

    37

Principal Stockholders

    37

Description of Securities

    38

Shares Eligible for Future Sale

    39

Plan of Distribution

    39

Changes in and Disagreements with Accountants on Accounting and

  Financial Disclosure

    39

Legal Matters

    39

Experts

    39

Where You Can Find Additional Information

    39

Financial Statements

   F-1

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus.  We have not authorized any person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.  Our business, financial condition, results of operations and prospects may have changed since that date.

Enable IPC and our logo are trademarks of Enable IPC Corporation.  All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this prospectus. Investors should read carefully the entire prospectus including the information set forth under "Risk Factors" and the documents incorporated by reference in this prospectus before making an investment decision.  Unless the context otherwise requires, the terms "Enable IPC," "Enable," "we," "us," and "our" refer to Enable IPC Corporation.

Our Company

We are a Delaware corporation established to develop and commercialize products for use in lower power applications.  We plan to license or manufacture and sell specialized rechargeable thin firm, nanowire- based lithium batteries and ultracapacitors for certain uses.

Our principal executive offices are located at 25520 Avenue Stanford, Suite 311, Valencia, California, 91355.  Our telephone number is (661) 775-9273.  The address of our website is www.enableipc.com.  Information on our website is not part of this prospectus.

The Offering

Shares offered by us:	12,500,000 shares

Common stock to be outstanding after this offering:	32,528,650 shares (assuming no exercise of outstanding warrants to purchase 655,000 shares of common stock)

Use of proceeds:	We plan to use the offering proceeds for research and development, the hiring of additional employees, marketing and working capital.

Risk factors:	Any investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus.

Summary Financial Data

	Three months ended		Year ended	Year ended
	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)	March 31, 2007	March 31, 2006 (Reclassed)
Statement Of Operations Data:

Revenues	$ -	$ -	$ -	$ -

Operating expenses:

General and administrative
Legal and professional fees	23,943	7,786	92,003	62,134
Wages and salaries	37,500	37,500	150,000	150,000
Research and development	67,038	41,160	141,191	142,595
Other general and administrative	56,366	30,384	197,361	115,544
Total general and administrative expenses	184,847	116,830	580,555	470,273

Loss from operations	(184,847)	(116,830)	(580,555)	(470,273)
Interest expense	(17,485)	(15,868)	(64,830)	(60,879)
Loss before provision for income taxes	(202,332)	(132,698)	(645,385)	(531,152)
Provision for income taxes	-	-	(1,503)	-
Net loss	$ (202,332)	$ (132,698)	$ (646,888)	$ (531,152)
	===========	===========	===========	===========
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.05)
	===========	===========	===========	===========
Basic and diluted weighted average common shares outstanding	16,561,279	11,835,220	12,425,274	9,984,877

		June 30, 2007		March 31, 2007

Balance Sheet Data:

Current assets		$ 34,245		$ 41,337
Working capital (deficit)		$ (593,682)		$ (554,215)
Long term liabilities		$ 680,256		$ 663,177

RISK FACTORS

Our business, financial condition and results of operations could be materially and adversely affected by any of the following risks:

Risks Related To The Business

Our auditors have stated that they have doubts as to our ability to continue as a going concern, which could hamper our ability to obtain investment capital and prevent us from implementing our business plan, which could cause you to lose your entire investment.

Our independent auditors, L.L. Bradford & Co., have indicated that they have substantial doubt as to our ability to continue as a going concern. This opinion is based on their analysis of our financial condition (see "Report of Independent Registered Accounting Firm" in this prospectus). This opinion could seriously hamper our ability to raise the additional funds we need to implement our business plan, as potential investors could decide against investing in us. If we cannot obtain additional funds, it is likely that we will be unable to implement our business plan and you could lose your entire investment.

We are an early stage company with no products currently available for commercial sale, and have a limited operating history on which to evaluate our potential for future success.

We were formed in March 2005, and have only a limited operating history upon which you can evaluate our business and prospects.  We have yet to develop sufficient experience regarding actual revenues to be received from our operations. In addition, we have no products currently available for commercial sale, and do not expect to have products available for sale in the near future. We are a start-up company. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets such as competing technologies, lack of customer acceptance of a new or improved product and obsolescence of the technology before it can be fully commercialized. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

We expect losses for the foreseeable future and may never achieve profitability.

For the period from March 17, 2005 (date of inception) through June 30, 2007, we had net losses from operations of $1,400,905. We will continue to incur losses from operations for the foreseeable future. These losses will result primarily from costs related to product research and development. In addition, we plan to invest in additional employees to assist with product development and to build our infrastructure to comply with the requirements of being a publicly traded company. Our management believes these expenditures are necessary to commercialize our technology and to penetrate the markets for our products. If our revenue growth is slower than anticipated or our operating expenses exceed expectations, our losses will be significantly greater. We may never achieve profitability.

If we do not raise additional capital, we may have to curtail or even cease operations.

Our operating plan for the years ending March 31, 2008 and 2009 is focused on development of our products. We currently anticipate that cash of $2,500,000 will be required to support this plan. At June 30, 2007, we had only $10,970 in cash. We are actively seeking additional funding.

Obtaining capital will be challenging in a difficult environment, due to uncertainty in the United States economy and current world instability. We currently have no commitments for any additional funding, and there can be no assurance that we will be able to obtain additional funding in the future from either debt or equity financings, bank loans, collaborative arrangements or other sources on terms acceptable to us, or at all.

If adequate funds are not available or are not available on acceptable terms when required, we may be required to significantly curtail our operations or may not be able to fund expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Any one of these could have a material adverse effect on our business, results of operations and financial condition.

Raising additional capital may cause significant dilution to our stockholders.

We are actively seeking additional funding. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common stock.

If we obtain additional funding through debt financing, we may not receive favorable terms.

To obtain additional capital, we may need to utilize debt financing. If we are required to borrow money, we will incur interest expenses, which will negatively impact our operating results. We may also be subject to restrictive covenants in the debt agreement that will limit our operating flexibility.

Establishing our revenues and achieving profitability will depend on our ability to develop and commercialize our products.

Much of our ability to establish revenues and to achieve profitability and positive cash flows from operations will depend on the successful introduction of our products in development. Many products based on our technologies will represent new applications, and our prospective customers will not use our products unless they determine that the benefits provided by these products are greater than those available from competing products.

We may be required to undertake time-consuming and costly development activities for new products. In addition, we may also be required to seek regulatory clearance or approval in order to commercialize new products. Although we are not currently aware of any regulatory requirements that may affect our operations, in the event that we elect to pursue alternative battery or ultracapacitor electrolyte chemistries we might be subject to state environmental laws or regulations governing the disposal of hazardous chemicals. We currently have no plans to pursue any such alternative chemistries. The completion of the development and commercialization of any of our products under development remains subject to all of the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development.

Competition for experienced personnel is intense and our inability to attract and retain qualified personnel could significantly interrupt our business operations.

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. Given our early stage of development, we are dependent on our ability to attract, retain and motivate high caliber key personnel. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting and retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these key positions. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. Competitors and others may in the future attempt to recruit our employees.

We depend on our current executive officers.

Our performance is substantially dependent on the continued services and on the performance of our executive officers and other key employees and consultants, particularly David A. Walker, our Chief Executive Officer, and Mark A. Daugherty, Ph.D., our Chief Technology Officer. The loss of the services of any of our executive officers or key employees could materially and adversely affect our business. Our employment agreement with Mr. Walker expired on March 31, 2007; however, he has verbally agreed to continue to provide his services as needed.  We have no written agreement with Dr. Daugherty; however, he has verbally agreed to provide consulting services as needed. We currently have no key man insurance for either Mr. Walker or Dr. Daugherty.

Legislative and regulatory actions and potential new accounting pronouncements are likely to impact our future financial condition and results of operations.

There have been certain regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory changes which will have an impact on our future financial condition and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives will increase our general and administrative costs, as we will incur increased legal and accounting fees to comply with such rule changes. In addition, proposed initiatives are expected to result in changes in certain accounting and disclosure rules. These and other potential changes could materially increase the expenses we report in our financial statements and adversely affect our operating results.

We may be unable to compete effectively with other companies in our market sector who are substantially larger and more established and have significantly greater resources.

We compete in two new, rapidly evolving and highly competitive market sectors: the microbattery market and the ultracapacitor market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, sales and marketing and customer support, any of which could have a negative financial impact on our business.

In the microbattery market, we compete with Energizer, Duracell and Rayovac, which sell batteries incorporating competing technologies. We also compete with several small companies that utilize competing technologies to manufacture thin film batteries. One of these competitors, Oak Ridge Micro-Energy, Inc. announced on April 4, 2006 that it has established its first manufacturing line for Li Ion batteries, which will help the company eventually to obtain high volume manufacturing capability. We do not know the sales price of the products that Oak Ridge Micro-Energy, Inc. plans to produce and sell, and do not know whether we will be able to compete with such products. If the sales price of the batteries to be sold by Oak Ridge Micro-Energy, Inc. is less than ours and if such batteries are able to penetrate these and other markets successfully, it could have a material adverse impact on our business. We have also been informed that another competitor, Front Edge Technologies, Inc., is currently selling products for specialized government applications. We do not know the specific products or their sales prices, and so do not know whether our proposed products will be competitive with those sold by Front Edge Technologies, Inc.  In November 2006, Wired Magazine reported that one of our competitors, Solicore, was working with Visa to use thin film batteries in smart cards with on-board displays.  Finally, Infinite Power Solutions, Inc., a licensee of Oak Ridge National Energy Lab, announced that it plans to begin production of its thin film batteries in early 2008.

In the ultracapacitor market, we compete with Maxwell Technologies, Panasonic, Epcos and Elna which (according to Frost & Sullivan’s World Capacitor Markets report, on page 2-15) together controlled over 80% of the world market share.  We also compete with many smaller companies that utilize competing technologies to manufacture ultracapacitors.  If the sales prices of the ultracapacitors sold by these companies are lower than ours it could have a material adverse impact on our business.

Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. We have encountered, and expect to encounter, customers who are extremely confident in and committed to the product offerings of our competitors. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity in the low power battery and ultracapacitor markets, we also expect that other companies may enter our market with alternative products and technologies, which could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. If any technology that is competing with ours is or becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would harm our business.

If we are unable to effectively manage our growth, we may experience operating inefficiencies and have difficulty meeting demand for our products.

We anticipate that if we are able to raise sufficient capital, we will rapidly and significantly expand our operations. Our expansion plan calls for the hiring of two full time engineers to work on the development of our technology. We currently anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion could place a significant strain on our management, products, development activities, sales and marketing personnel and other resources, which could harm our business. In the future, we may experience difficulties meeting the demand for our products. Our management team may not be able to achieve the rapid execution necessary to fully exploit the market for our products and services. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations.

Our limited ability to protect our intellectual property and defend against claims may adversely affect our ability to compete.

We will rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, we cannot assure you that the actions we have taken will adequately protect our intellectual property rights or that other parties will not independently develop similar or competing products that do not infringe on our patent pending. We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise misappropriate or use our products or technology.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. If we are found to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products so that they no longer infringe upon such proprietary rights. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Litigation resulting from claims that we are infringing the proprietary rights of others could result in substantial costs and a diversion of resources, and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to successfully protect our inventions through the issuance and enforcement of patents, our operating results could be adversely affected.

We plan to have an active program to protect our proprietary technology through the filing of patents. To date, we have one patent pending and no issued patents.

There can be no assurance that:

•

any current or future U.S. or foreign patent applications would be approved;

•

these issued patents will protect our intellectual property and not be challenged by third parties;

•

the validity of our patents will be upheld;

•

our patents will not be declared unenforceable;

•

the patents of others will not have an adverse effect on our ability to do business; or

•

others will not independently develop similar or competing technology or design around any patents that may be issued to us.

If any of the above were to occur our operating results could be adversely affected.

Our headquarters are located in Southern California where disasters may occur that could disrupt our operations and harm our business.

Our corporate headquarters is located in Southern California. Historically, this region has been vulnerable to natural disasters and other risks, such as earthquakes, which at times have disrupted the local economy and posed physical risks to our property as well as that of our manufacturers.

In addition, terrorist acts or acts of war targeted at the United States, and specifically Southern California, could cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and resellers, and customers, which could have a material adverse effect on our operations and financial results. We currently do not have redundant, multiple site capacity in the event of a natural disaster or catastrophic event. In the event of such an occurrence, our business would suffer.

Acquisitions may disrupt or otherwise have a negative impact on our business.

We may acquire or make investments in complementary businesses, products, services or technologies on an opportunistic basis when we believe it will assist us in carrying out our business strategy. Growth through acquisitions has been a successful strategy used by other battery and electronic component companies. Other than our discussions with SolRayo, we do not have any present understanding, nor are we having any discussions relating to any such acquisition or investment.  In addition, we have no experience in identifying quality acquisition candidates, successfully acquiring them and integrating them into an existing infrastructure. If we buy a company, then we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. An acquisition could distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing stockholders.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us, or the removal of our current management, difficult.

We are a Delaware corporation. Anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us or remove members of current management, even if such change in control would be beneficial to stockholders. Our Certificate of Incorporation provides that our Board of Directors may issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us. All of the foregoing could adversely affect prevailing market prices for our common stock.

Risk Related To Our Industry

The markets in which we compete are subject to rapid technological progress and to compete we must continually introduce new products that achieve broad market acceptance.

The low power battery and ultracapacitor markets are characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not regularly introduce new products in these dynamic environments, our future product lines will become obsolete. Alternative technologies could achieve widespread market acceptance and displace the technologies on which we have based our future products. We cannot assure you that our technological approaches will achieve broad market acceptance or that other technologies or devices will not supplant our own products and technologies.

Certain products from which we are excluded from pursuing may prove more lucrative than the products we may and do choose to pursue.

We have entered into a license option agreement with the University of Wisconsin that limits our use of patented ultracapacitor technology.  If we exercise the option, we may acquire an exclusive license to the technology for the consumer electronics field of use.  However, we will be prohibited from using the technology in other fields of use, such as, for example, power tools.  These prohibited fields of use may prove to be more lucrative than any permitted use we do pursue.

Risks Related To Our Common Stock

We have no current plans to pay dividends.

We have never paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon the future earnings, capital requirements, financial requirements and other factors that our Board of Directors will consider. Since we do not anticipate paying cash dividends on our common stock, the return on investment on our common stock will depend solely on an increase, if any, in the market value of the common stock.

Certain of our recent private placements may have involved "general solicitations" under federal and state securities laws, the result of which is that the holders of shares of common stock and warrants issued in these placements may have rescission rights that could require us to reacquire the shares for an aggregate repurchase price of up to $188,000.

Shares of common stock and warrants issued in our July 2005 - September 2005 private placements may not have been exempt from registration or qualification under federal securities laws and the securities laws of certain states. These private placements occurred after we filed a registration statement on Form SB-2 with the Securities and Exchange Commission (the "SEC") in June 2005. We conducted the private placements in order to provide the funding required to sustain our operations during this period. In evaluating how to conduct the private placements, we determined that we would utilize the exemptions provided by Section 4(2) and Regulation D under the Securities Act of 1933, as amended, notwithstanding the uncertainty as to whether the private placements would be integrated with the pending public offering contemplated by the registration statement. The concept of integration contains certain factual and legal uncertainties which arise because the factors establishing integration involve a number of subjective determinations including: (i) whether the sales are part of a single plan of financing; (ii) whether the sales involve issuance of the same class of securities; (iii) whether the sales have been made at or about the same time; (iv) whether the same type of consideration is being received; and (v) whether the sales are being made for the same general purpose. The Section 4(2) and Regulation D exemptions prohibit the use of "general solicitations" in the offer and sale of securities. If integration is found, the filing of a registration statement for a public offering will constitute, in most cases, a "general solicitation" of investors in the private placement. We believed that the relevant factors in our private placements precluded integration, and so we concluded that relying on Section 4(2) and Regulation D, despite these uncertainties, would be in the best interest of our stockholders. Because of this uncertainty, the shares and warrants we issued in these private placements may have been issued in violation of either federal or state securities laws, or both, and may be subject to rescission.

If we decide to make a rescission offer, and if the rescission offer is accepted, we could be required to make aggregate payments to the holders of these shares and warrants in an amount equal to the value of all warrants and common stock issued in those placements plus statutory interest. Federal securities laws do not provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock that was not registered as required or was not otherwise exempt from such registration requirements. If any or all of the offerees reject the rescission offer, we may continue to be liable under federal and state securities laws for up to an amount equal to the value of all warrants and common stock issued in those placements plus any statutory interest we may be required to pay. In addition, if it is determined that we offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators could impose monetary fines or other sanctions as provided under these laws.

Our common stock price is highly volatile; our stock is "penny stock."

The market price of our common stock is highly volatile, as the market for small cap and micro cap technology companies in particular has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to volatility. We cannot assure you that our stock will trade at the same levels it currently trades or that industry stocks, in general, will sustain their current market prices. Factors that could cause such volatility may include, among other things:

•

actual or anticipated fluctuations in our quarterly operating results;

•

announcements of technological innovations;

•

changes in financial estimates by securities analysts;

•

conditions or trends in the low power battery and/or ultracapacitor industries;

•

changes in the market valuations of other companies in such industry; and

•

the acceptance of market makers and institutional investors of us and our stock.

In addition, although our common stock is traded on the OTCBB, we have not yet experienced robust trading in the common stock. There can be no assurance that we will ever be able to successfully apply for listing on the American Stock Exchange or the NASDAQ Capital Market in the foreseeable future due to the trading price for our common stock, market capitalization, our working capital and revenue history. Failure to list our shares on the American Stock Exchange or the NASDAQ Capital Market will impair the liquidity for our common stock.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any security that 1) is priced under five dollars, 2) is not traded on a national stock exchange or on NASDAQ, 3) may be listed in the "pink sheets" or the OTCBB, 4) is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, or by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of less than $6 million for 3 years.

Penny stocks can be very risky: penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks are often unable to sell stock back to the dealer that sold them the stock. Thus an investor may lose his/her investment. Our common stock is a "penny stock" and thus is subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the common stock is listed on The Nasdaq Capital Market. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may adversely affect the ability of holders of our common stock to resell their shares in the secondary market.

Holders of our common stock may be diluted in the future.

We are authorized to issue up to 50,000,000 shares of common stock. To the extent of such authorization, our Board of Directors will have the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as our Board of Directors may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of our common stock held by existing stockholders.

Additional shares held by existing stockholders may be sold into the public market in the future, which may cause our stock price to decline.

Assuming that the registration statement of which this prospectus forms a part is declared effective, all shares offered by the Company under this prospectus are sold and all warrants are exercised, we would have 18,699,687 issued and outstanding common shares that are freely tradable under the Securities Act of 1933, as amended (the “Securities Act”).  The remaining 13,828,963 of our issued and outstanding common stock are "restricted securities" as defined under Rule 144 of the Securities Act. Most of these shares are beneficially owned by our officers, directors or other affiliates, including founders. Restricted securities may only be publicly sold pursuant to a registration statement under the Securities Act or pursuant to Rule 144 or some other exemption that may be available from the registration requirements of the Securities Act. Rule 144 entitles each person holding restricted securities for a period of one year, and affiliates who own non-restricted shares of our common stock, to sell every three months, in ordinary brokerage transactions, an amount of shares which does not exceed one percent of our then outstanding common stock. Any substantial sales pursuant to Rule 144, including the potential sale of common stock by our affiliates, could have an adverse effect on the market price of shares of our common stock, and may hinder our ability to arrange subsequent equity or debt financing or affect the terms and conditions of such financing.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act").  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

•

general economic and business conditions, both nationally and in our markets,

•

our history of losses,

•

our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

•

our ability to implement our growth strategy,

•

anticipated trends in our business,

•

advances in technologies, and

•

other risk factors set forth under "Risk Factors" in this prospectus.

In addition, in this prospectus, we use words such as "anticipates," "believes," "plans," "expects," "future," "intends," and similar expressions to identify forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

We are offering up to a total of 12,500,000 shares of common stock in a direct public offering, without any involvement of underwriters or broker-dealers.  The offering price is $0.20 per share. We believe that if all shares offered hereunder are sold, the proceeds will be sufficient to fund our operations for two years. The table below sets forth our proposed use of proceeds assuming the sale of all shares of common stock offered hereunder:

Gross proceeds

         $2,500,000

Offering expenses:

  Legal fees

18,000

  Printing of prospectus

     700

  Accounting and auditing fees

  4,000

  State securities blue sky fees

  2,000

  Transfer agent fees

  3,300

  SEC filing fees

     677

  Miscellaneous expenses

  1,345

                                                                            -----------

Total offering expenses

                                30,022

                                                                            -----------

Net proceeds

                                         $2,469,978

                                                                  ===========

The net proceeds will be used as follows:

Research and development

:

      $1,186,550

  Equipment

                           300,000

  Engineers (2)

                           150,000

  Consultant fees

           234,000

  Materials

                           256,000

  Lab expenses (UCLA fees)

           125,000

  Misc/other

           121,550

Marketing and advertising:                       $  353,500

  Website

             60,000

  Brochures

             55,000

  Trade shows

             50,000

  Trade print advertising

           150,000

  Misc/other

             38,500

Salaries

                     $    420,230

Working capital:

                     $    509,698

  Rent/office expenses and

   equipment/utilities

           156,000

  Insurance

             30,000

  Misc/other/reserve

           323,698

         -----------

Total net proceeds

                    $  2,469,978

                                                                   =========

We currently anticipate that upon expenditure of the proceeds as indicated above, we will have a working prototype of our battery units.

The table below sets forth our proposed use of proceeds if only half the shares offered hereunder are sold:

Gross proceeds

          $  1,250,000

Offering expenses:

  Legal fees

  18,000

  Printing of prospectus

       700

  Accounting and auditing fees

    4,000

  State securities blue sky fees

    2,000

  Transfer agent fees

    3,300

  SEC filing fees

       677

  Miscellaneous expenses

    1,345

               -----------

Total offering expenses

  30,022

               -----------

Net proceeds

         $   1,219,978

     ===========

The net proceeds will be used as follows:

Research and development

:                        $      531,778

   Equipment

  50,000

   Engineer (1)

  75,000

   Consultant fees

  75,000

   Materials

150,000

   Lab expenses (UCLA fees)

125,000

   Misc/other

  56,778

Marketing and advertising:

          $    203,500

   Website

  60,000

   Brochures

  55,000

   Trade shows

  50,000

   Trade print advertising

           0

   Misc/other

  38,500

Salaries

          $    270,230

Working capital:

          $    214,470

   Rent/office expenses and

     equipment/utilities

133,500

   Insurance

  30,000

   Misc/other/reserve

  50,970

           -------------

Total net proceeds

           $1,219,978

                   ===========

In the event that only half of the shares offered hereunder are sold, the proceeds will not be sufficient to complete a prototype of our battery unit, and we will have less cash to pay our personnel and consultants.  We currently anticipate that we will still be able to fully characterize our technology, but that such proceeds will be insufficient to reduce our technology to practice or to meet our projected capital requirements.

The table below sets forth our proposed use of proceeds if only 25% of the shares offered hereunder are sold:

Gross proceeds

         $      625,000

Offering expenses:

  Legal fees

  18,000

  Printing of prospectus

       700

  Accounting and auditing fees

    4,000

  State securities blue sky fees

    2,000

  Transfer agent fees

    3,300

  SEC filing fees

       677

  Miscellaneous expenses

    1,345

            ------------

  Total offering expenses

  30,022

             ------------

Net proceeds

        $      594,978

  ============

The net proceeds will be used as follows:

Research and development

:

                       $      211,278

  Equipment

  10,000

  Consultant fees

  60,000

  Materials

  20,000

  Lab expenses (UCLA fees)

100,000

  Misc/other

  21,278

Marketing and advertising:

          $      94,000

  Website

  60,000

  Brochures

  15,000

  Trade shows

  10,000

  Trade print advertising

           0

  Misc/other

    9,000

Salaries

         $     120,230

Working capital:

         $     169,470

  Rent/office expenses and

    equipment/utilities

133,500

  Insurance

  30,000

 Misc/other/reserve

    5,970

          --------------

Total net proceeds

        $     594,978

             ==============

In the event that only 25% of the shares offered hereunder are sold, we will be unable to reach our goal of creating a prototype of our battery unit or to fully characterize our technology.  In addition, we will have less cash to pay our personnel and consultants.  We further believe that such proceeds will be insufficient to meet our projected capital requirements.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the OTCBB since January 8, 2007.  Prior to that date, our common stock was not actively traded in the public market.  Our common stock is listed on the OTCBB under the symbol "EIPC".   The following table sets forth, for the periods indicated, the high and low bid prices for our common stock on the OTCBB as reported by various Bulletin Board market makers.  The quotations do not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not necessarily reflect actual transactions.

Period

Low Bid

High Bid

Fiscal 2008

  Second Quarter

     (through September 6, 2007)

$0.07

$0.20

  First Quarter

$0.13

$0.35

Fiscal 2007

  Fourth Quarter

$0.10

$2.75

On August 20, 2007, the high and low bid prices of our common stock on the OTCBB were $0.08 and $0.07 per share, respectively, and there were approximately 63 holders of record of our common stock.

DIVIDEND POLICY

To date, we have never declared or paid any cash dividends on our capital stock.  We currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

The following table sets forth our cash and our capitalization, as of June 30, 2007:

•

on an actual basis; and

•

on a pro forma as adjusted basis to give further effect to the sale of 12,500,000 shares of our common stock in this offering at an assumed initial price of $0.20 per share, after deducting estimated offering expenses payable by us.

This information should be read in conjunction with our Management's Discussion and Analysis or Plan of Operation and our Financial Statements and the related Notes appearing elsewhere in this prospectus.

	As of June 30, 2007

	Actual	Pro forma As Adjusted

Cash	$ 10,970	$ 2,480,948
Stockholders’ equity: Preferred stock, $0.001 par value 10,000,000 shares authorized, none issued and outstanding actual and pro forma as adjusted	-	-
Common stock, $0.001 par value 50,000,000 shares authorized, 14,922,497 issued and outstanding actual; 32,528,650 issued and outstanding pro forma as adjusted	20,029	32,529
Additional paid-in capital	646,414	3,103,892
Accumulated deficit	(1,400,905)	(1,400,905)

Total stockholders’ equity (deficit)	(734,462)	1,735,516

Total capitalization	$(734,462)	$ 1,735,516

SELECTED FINANCIAL DATA

The statements of operations data for the years ended March 31, 2007 and March 31, 2006, and the balance sheet data as of March 31, 2007 and March 31, 2006, are derived from the audited financial statements which are included elsewhere in this prospectus. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and notes thereto included elsewhere in this prospectus and with "Management's Discussion and Analysis or Plan of Operation."

	Three months ended		Year ended	Year ended
	June 30, 2007 (unaudited)	June 30, 2006 (unaudited)	March 31, 2007	March 31, 2006 (Reclassed)
Statement Of Operations Data:

Revenues	$ -	$ -	$ -	$ -

Operating expenses:

General and administrative
Legal and professional fees	23,943	7,786	92,003	62,134
Wages and salaries	37,500	37,500	150,000	150,000
Research and development	67,038	41,160	141,191	142,595
Other general and administrative	56,366	30,384	197,361	115,544
Total general and administrative expenses	184,847	116,830	580,555	470,273

Loss from operations	(184,847)	(116,830)	(580,555)	(470,273)
Interest expense	(17,485)	(15,868)	(64,830)	(60,879)
Loss before provision for income taxes	(202,332)	(132,698)	(645,385)	(531,152)
Provision for income taxes	-	-	(1,503)	-
Net loss	$ (202,332)	$ (132,698)	$ (646,888)	$ (531,152)
	===========	===========	===========	===========
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.05)
	===========	===========	===========	===========
Basic and diluted weighted average common shares outstanding	16,561,279	11,835,220	12,425,274	9,984,877

		June 30, 2007		March 31, 2007

Balance Sheet Data:

Current assets		$ 34,245		$ 41,337
Working capital (deficit)		$ (593,682)		$ (554,215)
Long term liabilities		$ 680,256		$ 663,177

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with the Financial Statements and Notes thereto.

Overview

We were incorporated in March 2005 in the State of Delaware. We have commenced limited business operations, but have not yet realized any income. To date, we have funded our operations through private placements of equity and loans and contributions from our founders. We have incurred a net loss from operations from inception through June 30, 2007 of $1,400,905. You should read this discussion in conjunction with the selected historical financial information and the financial statements and related notes included elsewhere in this prospectus.

Results of Operations

Three months ended June 30, 2007 compared to three months ended June 30, 2006

Revenues.   We did not generate any revenue in the three months ended June 30, 2007, as our focus since inception has been on raising funds to commence the research and development of our technology. We also generated no revenue during the three-month period ending June 30, 2006. We are a development stage company in our second year of research and development activities, and do not anticipate receiving revenue until we complete product development. There can be no assurance that we will ever receive revenues or reach profitability.

General and Administrative Expenses.  General and administrative expenses for the three months ended June 30, 2007 were $184,559, higher than general and administrative expenses during the same period in 2006, totaling $116,830. These expenses for the three months ended June 30, 2007 included $37,500 in wages and salaries to our sole employee, which equaled the wage expenses for the three months ended June 30, 2006. In the three months ended June 30, 2007, we incurred $23,943 in legal and accounting expenses, consisting of $5,000 in auditor fees, $9,419 in investor relations activities and $9,524 in legal fees. This total was over three times the legal and accounting expenses of $7,786 for the three-month period ended June 30, 2006, reflecting the increased costs associated with being a public company. We had $67,038 in research and development expenses for the three months ended June 30, 2007, an increase from $41,160 for the three months ended June 30, 2006, due to increased research and development activity relating primarily to our new ultracapacitor technology. We incurred $56,366 in other expenses during the three months ended June 30, 2007, an increase from the $30,384 in other expenses we incurred for the three months ended June 30, 2006. These 2007 expenses consisted of $8,406 in depreciation and amortization, a slight increase from the $8,276 for the same period in 2006; $4,000 in Board member services, an expense we did not incur during the same period in 2006; $2,427 in insurance, an increase from $353 for the same period in 2006, due to the addition of our director’s and officer’s liability insurance policy; $5,000 for the ultracapacitor license option agreement fee, an expense we did not incur during the same period in 2006; $8,986 for web and brochure design and printing, an expense we did not incur during the same period in 2006; $6,575 for consulting expenses, an increase from $1,500 for the same period in 2006, due to an increase in consultants’ activities; $9,524 in rent, a slight increase from $8,779 for the same period in 2006; $8,271 in travel, conferences and related activities, an increase from $5,244 for the same period in 2006, due to an increase in conference participation during the quarter and travel related to research and development on the ultracapacitor technology; and $3,177 in other expenses, a decrease from $6,232 during the same period in 2006. We anticipate that as we ramp up our operations (including incurring the obligations of a public company), our general and administrative expenses will increase significantly.

Sales and Marketing Expenses.  We did not incur sales and marketing expenses for the three months ended June 30, 2007, but intend to develop our sales and marketing efforts at a measured pace until our products are ready for introduction into the market. We also incurred no sales and marketing expenses for the three months ended June 30, 2006.

Net Loss.  As a result of the foregoing factors, our net loss was $202,332, or $0.01 per share, for the three months ended June 30, 2007. This loss is greater than the net loss of $132,698, or $0.01 per share, for the three months ended June 30, 2006.

Year ended March 31, 2007 compared to year ended March 31, 2006

Revenues. We did not generate any revenue in the year ended March 31, 2007, as our focus since inception has been on raising funds to commence the research and development of our technology. We also generated no revenue during the year ended March 31, 2006. We are a development stage company in our second year of research and development activities, and do not anticipate receiving revenue until we complete product development. There can be no assurance that we will ever receive revenues or reach profitability.

General and Administrative Expenses. General and administrative expenses for the year ended March 31, 2007 were $580,555, higher than the $470,273 expended for general and administrative expenses during the same period in 2006. The general and administrative expenses for the year ended March 31, 2007 included $150,000 in wages and salaries to our sole employee, which equaled the wage expense for the year ended March 31, 2006. In the year ended March 31, 2007, we also incurred $92,003 in legal and accounting expenses, an increase from the $62,134 in legal and accounting expenses for the year ended March 31, 2006. The higher expenses in this category were due to the hiring of an investor relations company, a stock transfer agent and some increased legal expenses owing to a full year of SEC reporting. We had $141,191 in research and development expenses for the year ended March 31, 2007, a slight decrease from $142,595 for the year ended March 31, 2006. We incurred $197,361 in other expenses during the year ended March 31, 2007, an increase from the $115,544 in other expenses we incurred for the year ended March 31, 2006. These 2007 expenses consisted of $34,218 in depreciation and amortization expenses, a slight increase from $32,607 for the same period in 2006; $34,263 in rent expenses, an increase from $27,121 for the same period in 2006; $6,326 in office expenses, an increase from $3,927 for the same period in 2006; $7,642 in payroll taxes, a decrease from $10,572 from the same period in 2006; $12,455 in travel, conferences and communications related activities, a decrease from $19,654 for the same period in 2006; $13,108 in website development, brochures or investor relations, an increase from $6,294 for the same period in 2006; $52,162 in consulting services, an increase from $1,250 for the same period in 2006 (due primarily to the addition of our Chief Financial Officer and other consulting services); $25,500 in Board member services, an expense we did not incur in 2006, and $11,687 in miscellaneous expenses, a decrease from $14,119 for the same period in 2006. We anticipate that as we ramp up our operations (including incurring the obligations of a public company), our general and administrative expenses will continue to increase significantly.

Sales and Marketing Expenses. We did not incur sales and marketing expenses for the year ended March 31, 2007 but intend to develop our sales and marketing efforts at a measured pace until our products are ready for introduction into the market. We also incurred no sales and marketing expenses for the year ended March 31, 2006.

Net Loss. As a result of the foregoing factors, our net loss was $646,888, or $0.05 per share, for the year ended March 31, 2007. This loss is greater than the net loss of $531,152, or $0.05 per share, for the year ended March 31, 2006.

Liquidity and Capital Resources

From our date of inception (March 17, 2005), we have obtained the majority of our cash resources from private placements of equity and loans and contributions from our founders. Our operating plan for the years ending March 31, 2008 and 2009 is focused on development of our products. We currently anticipate that cash of $2,500,000 is required to support this plan. At June 30, 2007, we had only $10,970 in cash, and had a burn rate of approximately $63,702 per month. We are in the process of raising additional capital. As part of this effort, during the fiscal year ended March 31, 2006, we issued an aggregate of 2,807,000 shares of common stock for proceeds of $268,400. Also, in September 2005, we issued to a private investor a warrant to purchase 305,000 shares of common stock at an exercise price of $0.10 per share, none of which had been exercised as of June 30, 2007. In April 2006, we issued an aggregate of 200,000 shares of common stock to a private investor for proceeds of $14,000. In July 2006, we issued an aggregate of 114,286 shares of common stock to a two private investors for proceeds of $8,000. In September 2006, we issued an aggregate of 285,714 shares of common stock to private investors for proceeds of $20,000, less $350 in offering costs. In October 2006, we issued an aggregate of 152,497 shares of common stock to two private investors for proceeds of $10,675, less $350 in offering costs, and 150,000 shares of common stock to two companies for services valued at $10,500. In November 2006, we issued an aggregate of 65,000 shares of common stock to a private investor for proceeds of $4,550, less $350 in offering costs, and 100,000 shares of common stock to two individuals to repay the principal on loans totaling $7,000. During February 2007, we issued an aggregate of 700,000 shares of common stock to two private investors for proceeds of $70,000, less $1,429 in offering costs, and issued to two private investors warrants to purchase 350,000 shares of common stock at an exercise price of $0.10 per share, none of which have been exercised as of June 30, 2007. During March 2007, we issued an aggregate of 1,500,000 shares of common stock to a private investor for proceeds of $75,000, less $823 in offering costs. During April 2007, we issued an aggregate of 106,153 shares of common stock to two companies for services valued at an aggregate of $13,280. During May 2007, we issued an aggregate of 2,500,000 shares of common stock to a private investor for proceeds of $75,000, less $350 in offering costs. During June 2007, we issued an aggregate of 2,500,000 shares of common stock to a private investor for proceeds of $50,000, less $550 in offering costs. In July 2007, we filed the registration statement of which this prospectus forms a part with the Securities and Exchange Commission to raise additional capital by selling shares of our common stock publicly.

We continue to seek to raise additional funds to support operations through private placements of equity and debt securities. We believe that the funds raised through this plan will be sufficient to support our operations through the year ending March 31, 2008. A large portion of our anticipated costs will relate to product research and development. In addition, we plan to invest in additional employees, and to build our infrastructure to comply with the requirements of being a publicly traded company. We currently plan to hire two full time engineers to assist with product development. Once we receive the required additional financing, we anticipate continued growth in our operations and a corresponding growth in our operating expenses and capital expenditures. We do not anticipate any revenue from operations for the next two or three years. Therefore, our success will be dependent on funding from private placements of equity securities. There can be no assurance that we will be successful in raising any capital, and at the present time, we have no other agreements or arrangements for any private placements.

All of these conditions give rise to substantial doubt about our ability to continue as a going concern. Our financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional financing from the sale of our common stock, as may be required, and ultimately to attain profitability.

The report of our independent certified public accountants, included in this prospectus, contains a paragraph regarding our ability to continue as a going concern.

During the three months ended June 30, 2007, we continued to spend cash to fund our operations. Cash used by operating activities for the three months ended June 30, 2007 equaled $191,105, and consisted principally of our net loss of $202,332, a decrease in accounts payable of $38,686 and an increase in prepaid expenses of $3,972, offset by an increase in accrued liabilities of $15,000, interest of $17,079 accrued on the present value of our minimum royalty payments to Dr. Choi, and depreciation and amortization of $8,406. During the comparable period in 2006, net cash of $65,041 was used by operating activities, consisting of our net loss of $132,698, offset by an increase in accrued liabilities of $40,547, an increase in accounts payable of $3,163, interest of $15,868 accrued on the above referenced royalty payments and depreciation and amortization of $8,276.

We did not use any cash in investing activities for the three months ended June 30, 2007, or the three months ended June 30, 2006.

Cash flow from financing activities for the three months ended June 30, 2007 produced a net increase in cash of $180,162, consisting of $124,100 from the issuance of common stock and $56,062 from an increase in the amounts due to our stockholders. During the three months ended June 30, 2006, cash flows from financing activities produced a net increase of cash of $65,293, consisting of $14,000 from the issuance of common stock and $51,293 from an increase in the amounts due to our stockholders.

As of June 30, 2007, we had cash and cash equivalents amounting to $10,970, a decrease from the balance of $21,913 at March 31, 2007. Our working capital deficit increased to $593,682 at June 30, 2007, from $554,215 at March 31, 2007. There were no material commitments for capital expenditures at June 30, 2007.

Our research and development activities over the next twelve months are expected to consist of the characterization of our technology by developing one or more half-battery test fixtures, followed by necessary chemical and structural modifications. These activities will be undertaken with a view towards our ultimate goal of developing a working, fully functional prototype, which we currently anticipate could take approximately two years.

As of June 30, 2007, we are uncertain as to the completion date of our research and development, or if products will ever be completed as a result of this research and development activity. We anticipate that the funds spent on research and development activities will need to increase prior to completion of a product. We may not be able to secure funding in the future necessary to complete our intended research and development activities. We have certain minimum annual royalty payments to Dr. Sung H. Choi pursuant to the Technology and Patent Assignment.

These minimum annual royalty payments are as follows:

2006

$

10,000

2007

15,000

2008

20,000

2009

45,000

2010

75,000

Thereafter

1,500,000

$

1,665,000

========

As of June 30, 2007, the payments of $10,000 due in 2006 and $15,000 due in 2007 had not been paid.  Dr. Choi has agreed to defer the payments until such time as we have adequate funds.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported. Note 1 of Notes to Financial Statements describes the significant accounting policies used in the preparation of the financial statements. Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: 1) we are required to make assumptions about matters that are highly uncertain at the time of the estimate; and 2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations.  In preparing our financial statements to conform to accounting principles generally accepted in the United States, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. These estimates include useful lives for fixed assets for depreciation calculations and assumptions for valuing options and warrants. Actual results could differ from these estimates.

We consider that the following are critical accounting policies:

Research and Development Expenses - All research and development costs are expensed as incurred. The value of acquired in-process research and development is charged to expense on the date of acquisition. Research and development expenses include, but are not limited to, payroll and personnel expense, lab supplies, raw materials and research-related overhead. Accrued liabilities for these are included in accrued liabilities and included in research and development expenses.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. The cost of repairs and maintenance is charged to expense as incurred.  Expenditures for property betterments and renewals are capitalized.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

We periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment.  We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Stock-based compensation – On April 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment,” requiring us to recognize expense related to the fair value of our employee stock option awards.  We recognize the cost of all share-based awards on a graded vesting basis over the vesting period of the award.  We have granted no warrants or options to our employees since inception.  Accordingly, the adoption of SFAS No. 123(R) did not impact our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

BUSINESS

Enable IPC Corporation (“Enable”, “we” or “us”) is a Delaware corporation originally established to develop and commercialize rechargeable batteries for use in low power applications.  Our initial product will be a thin film lithium battery.   A patent application covering this technology was assigned to us in March 2005 by Dr. Sung H. Choi, our Technical Advisor and a principal stockholder.  This initial product is in the very earliest stage of development.

Dr. Choi's patent application relates to the improvement of the part of a battery known as a "cathode". The improvement covered by the application relates to the increase in the actual surface area of the cathode created by manufacturing the cathode in the form of nanowires - tiny poles that are smaller than the width of a human hair. In particular, the patent application that Dr. Choi has assigned covers a unique and specialized method of manufacturing these nanowires.

We believe that this technology will enable us to make cathodes that will significantly reduce costs and improve performance in comparison to other thin film batteries while having fewer pollutants than conventional batteries not made of thin film. However, this technology is still in its infancy, and we do not know its long-term prognosis. To date, we have created prototype nanowire cathodes in a laboratory, successfully integrated electrolyte, added an anode and tested the battery, which did produce measurable current.  We have calculated performance expectations on paper, but we have not fully tested the cathodes for performance characteristics, and do not know if our manufacturing plan is feasible. We have begun to characterize the technology (establish how well the technology works and ascertain an idea as to how the technology will perform) and expect to complete the characterization by the end of 2008.  Our business goal is to either license the technology (when fully characterized, proven and prototyped) to a battery manufacturer or enter into a joint venture or acquisition with a larger battery manufacturer to produce the resulting battery products.

In addition, we are working with SolRayo, LLC (located in Madison, Wisconsin) and the University of Wisconsin to develop, license and eventually commercialize and sell an ultracapacitor technology.  This technology was developed at the University of Wisconsin, is covered by a patent application and we have entered into a license option agreement with the university’s licensing arm, the Wisconsin Alumni Research Fund (“WARF”).  The Agreement gives us a six month option period to acquire an exclusive license to the ultracapacitor technology for the consumer electronics field of use.

We believe this technology will allow us to make ultracapacitors which will compliment our microbattery as well as meet performance specifications for existing consumer, and possibly industrial and transportation products.  The technology utilizes nanoparticles to increase capacitor performance for a lower overall cost.  To date, SolRayo has tested and demonstrated the device in the laboratory. However, the device has not been fully characterized, nor has it been tested in varying environmental conditions.  It has not yet been packaged and has not been fully life-cycle tested.

We have entered into a joint development agreement with SolRayo to develop a full beta product, based on the technology.  The agreement has certain milestones that, if all goes well, should culminate in the introduction of units for potential customers to test in their own applications.  The agreement calls for a target date for the introduction of these units to potential customers as early as October 2007.

Background

We were incorporated in March 2005 in the State of Delaware.  We have commenced limited business operations, but have not yet realized any income.  In March 2005, we raised a total of $44,240 in cash, property and services in a private placement of our common stock pursuant to an exemption provided by Rule 505 of Regulation D, promulgated under the Securities Act.

We have incurred a net loss from operations from inception through June 30, 2007 of $1,400,905.

Batteries

Battery Industry Information

Although batteries were first developed in the 19th century, they began to become available to the mass market in the early 20th century when Union Carbide began marketing the most successful battery line in history: Eveready. In the 1930s, Rayovac (formerly, the French Battery Company) began to challenge Eveready's position. Rayovac never overtook Eveready, but was successful and continued as a close, family-run business -- largely in Eveready's shadow.

In the late 1950s, Eveready became the first to offer alkaline batteries to consumers and experienced some major competition in the mid 1960s when the PR Mallory Company introduced the Duracell line. In the 1990s, after some acquisitions and reorganizations, Eveready eventually became the Energizer brand and was spun off as its own company. Mallory changed its name to Duracell after the founder's death and was eventually purchased by Gillette. In 1997, Rayovac made the transition from a family-owned business to a public company. After its IPO it made several acquisitions.

Still, though, the pecking order remains largely the same: Energizer is the largest battery company in the world, followed by Duracell and Rayovac. Other competitors exist -- Panasonic, Sony, Radio Shack and other companies have their own brands and there are a multitude of small companies with their own niches -- but these three dominate the market.

The market is considered mature. Standard configurations have been around for decades (sizes D, C, AA, AAA and lantern batteries are standard sizes used in thousands of devices for years) and other, more specialized configurations have evolved as well, as demand has been driven forward by new, portable electronic equipment.

Rechargeable batteries have gained in popularity, mostly in configurations other than the standard sizes. These are mostly used in PDAs, cellular telephones, laptop computers, cameras and other electronic devices. Rechargeables are available in several chemistries, the most well-known being Nickel Cadmium (NiCad), Nickel Metal Hydride (NiMH), sealed lead acid (SLA) and lithium chemistries (e.g., lithium ion -- LiIon). Today, LiIon is "the fastest growing and most promising battery chemistry" (Isidor Buchmann, "Battery University," 2003).

Rechargeable LiIon batteries are an example of a battery chemistry that has experienced significant growth in recent years, due to demand in portable electronics (primarily cellular telephones and laptop computers). They are generally recognized as superior to other rechargeable battery chemistries (they last longer, weigh less, hold more power and have faster recharge cycles than other rechargeable chemistries) and have become the battery of choice in most rechargeable applications. By 2009, lithium chemistries will comprise 91.8% and 78.8% of rechargeable batteries used in mobile IT and communication devices respectively (Battery Power Products & Technology magazine, March 2004).

In 1997, rechargeable lithium batteries accounted for $424 million in sales in the United States and grew to $1.2 billion by 2002 (Spelman Research, "Oak Ridge Micro Energy, Inc", September 2004). Researchers expect continued growth in the rechargeable battery market at around 5.5% annually (the Freedonia Group, "Batteries - Market Size, Market Share, Market Leaders, Demand Forecast, Sales, Company Profiles, Market Research, Industry Trends", 2003) through 2007. Thin film and nanowire lithium batteries in the new applications described under "Products" are expected to be part of this growth.

Products

We plan to license or manufacture and sell (through joint venture or acquisition arrangements) specialized rechargeable thin firm, nanowire-based lithium batteries for low power applications.  We believe that these batteries will provide solutions to significant problems faced by battery manufacturers for years, as they will provide for significant cycling times and life span improvements while costing a fraction of the cost of batteries utilizing currently available technologies.

Batteries provide electrical power to devices through a chemical reaction that causes electrons.  The electrons gather on the negative (-) or anode side, and flow from the negative (-) pole to the positive (+), or cathode, side (see Figure 1).

[Figure 1: Diagram of battery with switch indicating positive and negative poles]

Inside the battery is a “voltaic pile”, which consists of stacked (piled) material that creates the chemical reaction.

Today, there are four commonly used types of rechargeable batteries:  nickel metal hydride (NiMH), sealed lead acid (SLA), nickel cadmium (NiCad) and lithium ion (LiIon).  The two newest and most popular technologies are NiCad and LiIon.  NiCad batteries are used primarily for emergency lighting, communication equipment and backup devices.  LiIon batteries, introduced in 1991, and LiIon polymer batteries, introduced in 1999, are used primarily for portable communication equipment such as cell phones and PDAs, notebook computers and other portable electronic devices.

In the past few years, LiIon batteries have dominated the market due primarily to their substantially superior performance.  The favorable attributes of LiIon batteries over NiCad batteries are set forth in Table 1 below.

Attribute	Advantage
Capacity (how much power the battery holds) Lithium ion batteries have approximately 40% more capacity than comparable NiCad.	LiIon
Weight Typically 50% lighter than NiCad	LiIon
Volume (size) Typically 30% to 50% smaller than NiCad	LiIon

Self-discharge (when not in use, these batteries tend to gradually discharge) LiIon discharge approximately 0.16% per month; recent developments dropped NiCad from around 5% to 1% per day	LiIon
Recharge time Full recharge approximately 2.5 hours for LiIon; between 4 and 5 hours for NiCad	LiIon
Aging While reports vary, and manufacturers are mostly silent about the issue, both last for about 500 recharge cycles before significant degradation is seen.	Both

“Memory” effect (when not initially or often fully charged, batteries with “memory” tend to charge only to a certain point)

LiIon has no “memory” effect.  NiCad (despite some reports to the contrary) does.

LiIon
Cost / price Our 2003 survey of over 7,000 NiCad and LiIon batteries then currently for sale showed that NiCad were generally less expensive than LiIon	NiCad

Despite the dominance of LiIon batteries, they still present certain challenges.  LiIon batteries are rechargeable and use different materials than other batteries.  The cathode in a LiIon battery is made of lithium cobalt oxide (LiCoO), an expensive material.  In addition, LiIon batteries need a special protective circuit for safety reasons when recharging.

Researchers have attempted to develop modifications to LiIon batteries which respond to certain of these issues.  Solid-state rechargeable lithium and LiIon batteries that measure less than 15 µm thick (about the thickness of plastic wrap) have been developed at the Oak Ridge National Laboratory (“ORNL”).  These batteries have high energy and power densities, can be cycled thousands of times and can be fabricated in arbitrary shapes and to any required size to meet the requirements of a specific application.  However, they have some issues relating to cost, degradation and discharge rates.

ORNL’s thin film battery manufacturing process involves “sputtering”, a common technique used in manufacturing many semiconductors.  Generally, a wafer (a disc commonly made of silicon, but also may be made of other materials) is placed in a machine that utilizes a vacuum technique to deposit very thin layers of materials onto the wafer.  The process results in sputtered layers, as represented in Figures 2 through 4:

[Figure 2: Diagram of a thin film lithium battery.]

[Figure 3:  Diagram of a thin film lithium-ion battery.]

[Figure 4:  Diagram of a thin film lithium-free battery.]

These ORNL technologies represent a significant improvement in LiIon battery development, but have some severe limitations that have impeded commercialization to date.  These limitations include oxidation, packaging, low yields and high manufacturing costs.

We have been assigned a patent application (serial number 11/089781, filed March 25, 2005) for a new technology which we believe will solve these issues.  Our technology involves nanowires that are installed using a proprietary technique not involving sputtering or wafer bonding.  These nanowires will provide additional surface area and therefore efficiency in terms of size and application.  In addition, our manufacturing technique will significantly reduce costs, as there is less sputtering, no need for an expensive, three-chemical target and we can manufacture more units in the same manufacturing space in less time with significantly higher yields.  We believe that our proprietary technique will permit an estimated 90% reduction in cathode manufacturing costs.

We believe that our LiIon thin film batteries will be utilized in the following low power product areas:

Hearing Aid Batteries.  Battery manufacturers frequently say that hearing aid batteries have become standardized across the industry.  At first glance, that might appear not to be true, as there are five basic sizes (#675, 312, 13, 10 and 5) that measure between 5.8 mm and 11.9 mm in diameter (approximately ¼” to ½”) and have varying thicknesses.  However, all of these batteries provide 1.4V of power, and the industry has color coded the batteries to make it easier to identify the type the consumer needs.  We believe that our technology will provide a device that provides the same power level as current batteries, but would be permanently installed in the device and would take up considerably less space.  The battery could be quickly recharged rather than replaced, thus saving the consumer the cost and inconvenience of purchasing and storing new batteries.

Radio (RFID) Tags.  A radio frequency identification tag (also known as an RFID tag or radio tag) is a tiny device that can contain digitally encoded information coupled with antennae that allow the transmission and receipt of radio signals.  The devices usually have an adhesive on the back and are used primarily for tracking, but also for inventory control, data transmittal, and security, among others.  Some of these specific uses include:

•

Animal/pet tracking

•

Automotive anti-theft systems

•

Baggage tracking

•

Building access

•

Libraries

•

Pallets

•

Retail stores

•

Sensors

•

Tollbooths (for example, California’s FasTrack system)

Retailers such as WalMart have contemplated the use of RFID tags to simplify inventory control and save costs.  Despite privacy concerns, the RFID market is growing as the size of the RFID devices shrink.  RFID batteries allow the devices to be read from greater distances and allow the devices to be rewritten and modified.  The keys to using batteries in RFID tags depend on cost and size – both of which are addressed by our technology.

Smart Cards.  “Smart” cards are credit card-like devices that have a chip built into the card that holds digitally-encoded information rather than a magnetic strip on the back.  There are a number of uses for smart cards, including identification, banking information, mass transit payments and tracking accumulated points for purchases.  Smart cards are more popular in Europe and the Pacific Rim than in the United States.   An independent analyst estimated that in 2003, there were 2.02 billion smart cards shipped worldwide; that number is expected to grow to 3.11 billion by 2008.  The idea of a single card that allows for identification, banking and other transactions is very attractive to a number of people and institutions.

With a battery, both the number of things that can be done with a smart card and the security enhancements available would be significantly increased.  For example, the use of a battery would permit real-time updated bank transactions including active balances, biometric information (fingerprints, voice recognition, retinal identification, facial recognition, etc.), transportation ticketing and identification and many other enhancements.  A number of companies are advocating the use of smart cards that are upgraded with power technologies.  The largest barriers to powered smart cards – battery size and cost – are addressed by our device.

MEMs/NEMs.  Micro-electrical-mechanical and nano-electrical-mechanical systems are complete systems-on-a-chip.  We believe that they hold great promise for a number of applications, including integrated circuit and micro-device fabrication.  These systems must be powered, and we believe that a micro-battery such as ours could be an ideal power source.

Military Identification.  We believe that embedding micro-devices into dog tags worn by military personnel, containing tracking, medical and other information, could save lives in battlefields.  Using micro-batteries to provide power to these devices could significantly expand their capability.

Automotive Remotes.  The remote control device that sends signals to lock and unlock car doors and turn alarms on and off requires a small battery, which could possibly be recharged while the car is in operation.

Sensors.  Remotely placed sensors require reliable batter power rather than hard wired power.  Coupled with a ratio tag, sensors can eliminate the need for long, difficult and costly wiring.

Chip Memory Backup.  Real time memory backup is commonplace in most computers, cell phones, PDAs and other electronic devices.  However, these require low power batteries to maintain the data when the device is turned off.  We believe that our batteries will be ideal for this application.

Other Possible Applications.  Other possible applications for our batteries include:

•

Micro/nano satellites

•

Miniature transmitters

•

M2M communications

•

Neurological stimulators

•

“Smart” active labels

•

Sneaker lights

Battery Research and Development

We plan to continue research and development of our technology.  We have access to, and have been approved to use, certain equipment at UCLA's Nanoelectronics Research Facility ("NRF"), located on the UCLA campus approximately 30 miles from our facility.  The NRF routinely makes its facility available to business representatives who complete training on its equipment and agree to pay varying hourly rates based on the equipment used.

Battery Marketing and Distribution

Once we have completed development of our LiIon thin film battery, we plan to approach the market in one of the following ways, depending on the market climate at the time:

•

License the battery to an established battery manufacturer; or

•

Produce our specialized nanowire device for incorporation in original equipment manufacturer (OEM) projects through joint ventures with battery manufacturers and other OEMs.

We do not anticipate that we will produce the batteries in direct competition with other battery manufacturers, but this would be a possibility should market conditions change.

Battery Competition

We will compete with other manufacturers and distributors of small sealed rechargeable batteries. A few of these manufacturers and distributors are large, international corporations such as Energizer, Duracell and Rayovac.  In addition, significant Pacific Rim competitors include Sanyo, Hitachi Maxell, Toshiba and NEC. All of these companies have significantly greater resources than us. There are also a number of smaller competitors in the Pacific Rim, each of whom has either expanded production in recent years or whom we expect to expand in the near future. These smaller companies include:

•

Shenzhen BAK Battery Co., Ltd.

•

Shenzhen B&K Technology Co., Ltd.

•

Wuhan Lixing (Torch) Power Sources Co., Ltd.

•

Pacific EnergyTech Co., Ltd.

•

Amita Technologies, Ltd.

•

EXA Energy Technology Co., Ltd.

•

High Energy Battery Co., Ltd.

•

Great Power Battery Co., Ltd.

•

Rickbery (HK), Ltd.

ORNL has licensed its thin film technology to five companies and has no plans to restrict the number of companies to whom it will license the technology in the future.  All of the following companies have nonexclusive licenses for low power fields of use, except cell phones, cameras and camcorders, laptops and toys:

•

Cymbet Corporation

•

Excellatron, Inc.

•

Front Edge Technology, Inc.

•

Infinite Power Solutions

•

Oak Ridge Micro-Energy, Inc.

None of the foregoing companies are currently engaged in mass production of thin film batteries, as they are limited technically and economically by the state of the technology. One of these competitors, Oak Ridge Micro-Energy, Inc. announced on March 22, 2005 that it has reduced its manufacturing costs and expanded its manufacturing capacity, which will allow the company to sell into the RFID tag and "smart" card markets, two of the markets that we have targeted. We do not know the sales price of the products that Oak Ridge Micro-Energy, Inc. plans to produce and sell, and do not know whether we will be able to compete with such products. If the sales price of the batteries to be sold by Oak Ridge Micro-Energy, Inc. is less than ours and if such batteries are able to penetrate these and other markets successfully, it could have a material adverse impact on our business. We have also been informed that another competitor, Front Edge Technologies, Inc., is currently selling products for specialized government applications. We do not know the specific products or their respective sales prices, and so do not know whether our proposed products will be competitive with those sold by Front Edge Technologies, Inc.

Finally, there are other companies whom we know to be working on thin film batteries.  These companies include Ener1, Graphic Solutions, Inc., ITN Energy Systems, Solicore and Voltaflex. None of the foregoing companies are currently engaged in mass production of thin film batteries, as they are limited technically and economically by the state of the technology.

We believe that we will compete with these companies on the basis of cost and improved capacity.

Battery Manufacturing

We may elect to manufacture our thin film batteries.  In that event, we believe that access to manufacturing facilities and equipment will be readily available. We may also choose to outsource production, and believe that we will be able to access numerous contract manufacturers at a reasonable cost. We also believe that the raw materials required to manufacture our batteries - lithium cobalt oxide and wafers with various substrates - will be available from numerous suppliers.

Battery Intellectual Property

We currently have no issued patents. We have been assigned all rights, title and interest in and to a patent application (serial number 11/089781, filed on March 25, 2005) for a battery technology developed by Dr. Sung H. Choi, our Technical Advisor.  This patent application, entitled "Lithium Ion Rechargeable Battery Based on Nanostructures," was assigned to us by Dr. Choi in consideration for the issuance to him of an aggregate of 2,000,000 shares of our common stock plus an annual royalty of five percent of net sales of the products resulting from the technology. We have certain minimum annual royalty payments to Dr. Choi pursuant to the Technology and Patent Assignment. These minimum annual royalty payments are as follows:

2006

 $ 10,000

2007

   15,000

2008

   20,000

2009

   45,000

2010

   75,000

Thereafter             1,500,000

                             $1,665,000

=========

As of the date of this prospectus, we had not made the $10,000 payment due for 2006 or the $15,000 payment due for 2007. Dr. Choi has agreed to defer these payments until such time as we have sufficient funds.

We currently require all employees and consultants to sign confidentiality agreements as well as proprietary information and inventions agreements.

Ultracapacitors

Ultracapacitor Industry Information

Capacitors, which used to be known as “condensers” are devices that store energy electric charges and release them when they are needed.  They are very similar to batteries, except for one major difference: batteries are good at storing energy, but not so good at releasing power.  Capacitors can release a lot of power at once, but are poor at storing energy.

Capacitors were first developed in 1745 by a German inventor named Ewald Georg von Kleist.  They consist of two plates and a separator (Figure 5).  The plates are charged by a power source and, when the power is needed, they can send out their entire charge almost instantaneously.

[FIGURE 5: A capacitor consists of two plates (blue) and a separator (gray)]

Ultracapacitors (also known as “supercapacitors”) were first developed in the late 1950s. They had the ability to store more energy than standard capacitors but still suffer (in terms of energy) when compared to batteries.

Ultracapacitor Products

There are three basic market areas where ultracapacitors are used: consumer electronics, industrial applications and transportation.

Consumer electronics

Applications in the consumer electronics area include VCRs, CD players, electronic toys, security systems, computers, scanners, smoke detectors, microwaves, coffee makers, power tools and memory backup.  Several companies are targeting future applications, including laptop and desktop computers (awakening from sleep mode) and cell phones with added features could require the use of ultracapacitors.

Industrial

Applications in this area include power supplies, industrial automation equipment, power transmission and distribution and wind turbines.

Transportation

Applications in transportation include hybrid automobiles, aircraft door actuators and rail systems.

Ultracapacitor Research & Development

Research and development of the ultracapacitor technology will be primarily conducted at SolRayo, LLC in Madison, Wisconsin.  SolRayo was founded by the inventors of the ultracapacitor technology, who are also researchers at the University of Wisconsin in Madison.  Through a joint venture agreement, we will provide a combination of cash and common stock to help fund this research and development activity.  In return, we will have the opportunity to negotiate a license through the licensing arm of the University.

The joint development agreement calls for certain cash and stock payments to be made as progress in the development of the ultracapacitor technology is realized.  We will provide up to $100,000 in payments to SolRayo in cash and common stock in four installments as four milestones are met.  These milestones are:

1.

The definition of a target performance specification,

2.

Creating a device that meets the defined performance specification in the lab,

3.

Packaging the device in a commercially acceptable manner that is amenable to mass production, and

4.

Providing beta test units to potential customers.

The target date for completion of the fourth milestone is October 2007, which is understood by all to be a “best-case scenario”.

Ultracapacitor Competition

We have found over two dozen companies claiming to be selling or developing ultracapacitor products.  According to Frost & Sullivan’s 2006 report titled World Capacitor Markets (page 2-15), there are four companies that dominate this market.  They are Maxwell Technologies, Panasonic, Epcos and Elna.  Together, according to the report, they accounted for 82.3% of the world revenues in ultracapacitors in 2005.

Other competitors include NEC Tokin, Korchip, Nasscap, Shizuku, Cap-XX, Asahi, Batscap, Evan Capacitor, Nichion, Polystor and Power Systems.

Ultracapacitor Manufacturing

Through a license option agreement announced on May 3, 2007, we will have the opportunity to make, have made or sublicense the technology exclusively for the consumer electronics market.  We may elect to manufacture our ultracapacitors.  In that event, we believe that access to manufacturing facilities and equipment will be readily available. We may also choose to outsource production, and believe that we will be able to access numerous contract manufacturers at a reasonable cost. We also believe that the raw materials required to manufacture our ultracapacitors – carbon sheets, nanoparticle raw materials, electrolyte and packaging materials - will be available from numerous suppliers.

Government Regulation

In the future, we may be required to seek regulatory clearance or approval in order to commercialize new products.  Although we are not currently aware of any regulatory requirements that may affect our operations, in the event that we elect to pursue alternative battery chemistries we might be subject to state environmental laws or regulations governing the disposal of hazardous chemicals. We currently have no plans to pursue any such alternative chemistries.

Employees

As of June 30, 2007, we employed one person in management and administration.  We currently utilize outside consultants for our research and development activities.  None of our employees are members of a labor union.  Management believes that relations with our employees and consultants are good.

Properties

We currently own no real property.  Our headquarters is located at 25520 Avenue Stanford, Suite 311, Valencia, California, 91355.  We have a month-to-month lease and the rent is $3,295 per month for 3,520 square feet.  We believe that our facilities are adequate for our needs and that additional suitable space will be available on acceptable terms as required.

Legal Proceedings

None.

MANAGEMENT

The following table sets forth certain information regarding our directors, executive officers and certain key employees as of June 30, 2007:

NAME

AGE

POSITION

----------------------------------------------------------------------------------------------

David A. Walker

49

Chief Executive Officer and a Director

Mark A. Daugherty, Ph.D.

51

Chief Technical Officer and a Director

Anna Rhee

40

Chief Financial Officer

Daniel Teran, CPA

54

Director

Jin Suk Kim

36

Director

Timothy Lambirth, Esq.

54

Director

Sung Choi, Ph.D.

47

Technical Advisor

Philip Verges

42

Director

Cathryn S. Gawne, Esq.

49

Director

Mr. Choi is the brother-in-law of Mr. Kim.  Other than that relationship, there is no family relationship between any of our directors and executive officers.

Each Director holds office until the next annual meeting of the shareholders or until his successor is elected and duly qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors.  The following sets forth biographical information concerning our directors, executive officers and key personnel for at least the past five years:

David A. Walker has served as our Chief Executive Officer since our inception in March 2005.  Mr. Walker has over 20 years’ experience in business management, primarily with high-tech startups.  From 2000 to 2005, Mr. Walker served as an independent consultant to several companies including Optronic Solutions Technology, Nano Solutions, Inc., Durham Marketing and DCH Technology, Inc.  In 1994, Mr. Walker co-founded DCH Technology, Inc., a publicly traded high-tech energy and safety equipment company located in Valencia, California.  He served for six years alternatively as the President and Vice President of Operations of DCH until his retirement in 2000.  During his tenure at DCH, Mr. Walker negotiated license and joint venture agreements and oversaw the listing of the company on the American Stock Exchange after completing approximately $10 million in private placements.  He has served on the Boards of Directors of four privately held for-profit companies and one nonprofit company, and currently serves on advisory boards at the UCLA School of Public Health and California Baptist University.  Mr. Walker holds a master’s degree in Human Resources Management (Organizational Development) from Chapman University and a Bachelor’s Degree in Business Administration from California Baptist University.

Mark A. Daugherty, Ph.D. has served as our Chief Technology Officer since our inception in March 2005.  Mr. Daugherty has over 25 years’ experience with advanced energy systems research and development in industrial, national laboratory and academic settings.  In March 2005, he began working for the Wisconsin Focus on Energy Program through MSB Energy Associates (in addition to his work for us).  He has worked on renewable energy business development for the Wisconsin Focus on Energy Program as a consultant since November 2004, where he conducted a study on Community Wind Business Development from November 2004 through February 2005.  From September 2003 to January 2005, Dr. Daugherty was a student at the Chicago Theological Seminary.  From June 2002 to June 2003 he served as President and CEO of Virent Energy Systems, a Madison, Wisconsin based company commercializing a carbon-neutral method for on-demand production of hydrogen and fuel gas.  From June 1998 to June 2002, he served in several capacities for DCH Technology, Inc., including Chief Scientist, Chief Technical Strategist and Vice President and General Manager of DCH’s fuel cell operations.  Dr. Daugherty also served at Los Alamos National Laboratory from 1993 to 1998 as a Principal Investigator on Cooperative Research and Development Agreements (CRADAs) with industry to develop applications for high temperature superconductors.  He also served for six months in 1993 as Manager of R&D Cooperative Programs at Superconductivity, Inc., which is now part of American Superconductor Corp.  While at Superconductivity Inc., he led a CRADA program with Oak Ridge National Laboratory addressing high-temperature superconducting magnet design issues.  Dr. Daugherty holds a BS, MS and Ph.D. in Mechanical Engineering from the University of Wisconsin – Madison and a J.D. from the Boalt School of Law at the University of California – Berkeley.  He has published over 25 technical papers.  Dr. Daugherty has served as Session Chair at the 2000, 2001 and 2002 Symposium on Fuel Cells and Battery Technologies for Portable Applications and as the Chair of the Session on Applications of Superconductivity at the 1993 Cryogenic Engineering Conference.  He was also awarded an R&D 100 Award as a member of the Superconductivity, Inc. team.

Anna Rhee joined Enable IPC as Chief Financial Officer in June 2006.  In addition to her duties at Enable IPC, she is a financial consultant for Countrywide Wholesale Lending, where she has been preparing financial models and conducting compliance monitoring since 2004.  From 1998 through 2004 she served as Controller for DCH Technology, Inc. and its spin-off, H2Scan, LLC.  Between 1991 and 1998, she was Controller for CBOL Corporation.  Ms. Rhee is a licensed Certified Management Accountant and holds a MS degree in Mechanical Engineering from the California Institute of Technology and a BS in Bioengineering from the University of California - Berkeley.  She is also a graduate of the UCLA Management Accountant Program

Daniel Teran, CPA has served as a member of our Board of Directors since our inception in March 2005.  He is a Certified Public Accountant licensed in the State of California and has had his own practice in the City of Los Alamitos in Orange County since July 1989.  Mr. Teran offers services in accounting, systems setup and design and taxation.  He also provides tax planning and tax return preparation for individuals and businesses, and represents clients in audits with the Internal Revenue Service and the California Franchise Tax Board.  Prior to July 1989, Mr. Teran served as Chief Financial Officer for the Stephen Hopkins Development Company, a shopping center developer, and as Controller for NRC Construction Company.  He also served as an auditor for Seidman and Seidman, a large national public accounting firm.  He is an active member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants, and has served on various committees within these professional organizations.

Jin Suk Kim has served as a member of our Board of Directors since our inception in March 2005.  He currently serves as Vice President of G Ju Hwa Bohemia, a Korean and American corporation, overseeing all manufacturing, importing and exporting for the company.  From January 2002 to June 2004, he served as a director and officer of Nano Solutions, Inc., a small California-based startup, and from July 1998 to June 2004 directed MIS and accounting operations at CBOL Corporation in Woodland Hills, California.  Mr. Kim holds BS degrees in Accounting and Management Information Systems from California State University, Northridge.

Timothy Lambirth, Esq. has served as a member of our Board of Directors since our inception in March 2005.  Since 2004, he has operated his own legal/mediation practice, LambirthMediation.com.  Between 1982 and 2004, he served as the managing partner of Ivanjack & Lambirth, LLP, a 15 attorney Los Angeles-based banking law firm.   Mr. Lambirth has expertise in business, real estate and complex commercial litigation and has counseled Fortune 500 companies with regard to litigation, transactional and real estate matters for over 28 years.  He has worked with companies, both large and small, in addressing numerous financial and business-related issues.  He has published numerous articles and is the author of a bi-monthly column entitled “Big Money”, which is published by the State Bar of California’s Big News for Smaller Firms magazine.  He has extensive jury and bench trial experience, and is certified as a Civil Trial Advocate by the National Board of Trial Advocacy.  Tim was named as a “Super Lawyer” in 2005, 2006 and 2007 in the banking and finance category by Law & Politics and Los Angeles magazines.  He sits on the Whittier College Board of Trustees and several other non-profit boards.

Dr. Sung Choi has served as our Technical Advisor since our inception in March 2005. Dr. Choi has worked in nanotechnology for over a decade, including research in bionanotechnology and micro-electromechanical systems (MEMS) at the California Institute of Technology in Pasadena, California. He also consulted with the Aerospace Corporation for five years, conducting research on Focused Ion Beam systems. Dr. Choi has made a number of contributions in the field of microfluidics for space applications and nano-electromechanical systems (NEMS). He is the author of six patents (two pending) and forty papers in the field of nanotechnology and MEMS.  He was one of five US scientists recently invited by the Korean government to visit the country to discuss recent advances in nanotechnology. Dr. Choi holds a BS degree in Metallurgical Engineering from Seoul National University, Korea, and a MS degree in Materials Science & Engineering and a PhD in Electrical Engineering from UCLA, where he has concentrated on nanotechnology and MBE-based quantum devices.

Philip Verges has served as a member of our Board of Directors since April 2007.  He became the CEO of NewMarket Technology in 2002 after selling a technology company he founded in 1997 to NewMarket.  Since 2002, Mr. Verges has led the construction of a unique business model to continuously introduce new technologies to market.  NewMarket has grown from approximately $1 million in revenue in 2002 to $77.6 million in revenue in 2006 with $4 million in net income.  NewMarket has been recognized for the past three years in the Deloitte Technology Fast 500, placing 3rd on the list in the United States in 2006.  Mr. Verges started his technology career as a computer programmer at EDS in 1992.  He is a graduate of the United States Military Academy at West Point, NY and served in the United States Army for five years before starting his technology career.

Cathryn S. Gawne, Esq. has served as a member of our Board of Directors since May 2007.  She has practiced corporate and securities law for 25 years.  She joined the law firm of Hopkins and Carley in San Jose, California in June 2007; from 1999 to June 2007 she was affiliated with Silicon Valley Law Group in San Jose. She has represented several public and private companies, including her service as corporate counsel for Enable IPC since its inception.  Her practice emphasizes securities and corporate law for emerging growth companies across a broad range of industries, including wireless and portable information technologies, telecommunications and software, as well as "brick and mortar" industries such as automotive, mining and retail. She advises companies on initial and follow-on public offerings, mergers, acquisition, leveraged buyouts, joint ventures and commercial transactions. She counsels public and private companies on corporate governance and disclosure issues and counsels clients who are starting or franchising new businesses with respect to general corporate matters and protection of their intellectual property. Ms. Gawne also represents several nonprofit corporations and counsels them on corporate structure and governance. In addition to her law practice, she serves on two advisory boards, is a Board member of two non-profit organizations and one for-profit company. Ms. Gawne received a BA from Stanford University and her JD from the UCLA School of Law, where she was a Comment Editor on the UCLA Law Review.

Board Committees

We currently have three committees of our Board of Directors: the Audit Committee, the Compensation Committee and the Technical Advisory Committee.

The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters, including the selection of our independent auditors, the monitoring of the rotation of the partners of the independent auditors, the review of our financial statements, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.  Our auditors report directly to the Audit Committee.  Only independent Directors may serve on the Audit Committee.  There are currently three members of the Audit Committee, Mr. Teran, Mr. Lambirth and Mr. Kim.  Mr. Teran is the Chairman of the Audit Committee, and also serves as our “audit committee financial expert”.  Under the applicable Securities and Exchange Commission standard, an audit committee financial expert means a person who has the following attributes:

-

An understanding of generally accepted accounting principles and financial statements;

-

The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

-

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

-      An understanding of internal controls and procedures for financial reporting; and

-      An understanding of audit committee functions.

The Compensation Committee determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees.  All members of our Compensation Committee must be independent Directors.  There are currently three members of the Compensation Committee, Mr. Lambirth, Mr. Kim and Mr. Teran.  Mr. Walker, our Chief Executive Officer, did not participate in deliberations of the Board of Directors relating to his compensation for fiscal 2006 and 2007.

The Technical Advisory Committee was established to aid in the direction, performance, productivity and efficiency of the Company’s research, development and other technical activities.  While it is overseen by Dr. Mark Daugherty, a Director with technical expertise, it may have non-directors as members to advise our engineers and technologists.  There are currently four members of the Technical Advisory Committee, Dr. Daugherty, Dr. Choi, Martin Leung, Ph.D. and Mr. Daniel Dunn.

Code of Ethics

We adopted a Code of Ethics on March 17, 2005.  A copy of our Code of Ethics may also be obtained by sending a written request to us.

Section 16(a) Beneficial Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and Directors, and persons who own more than ten percent of a class of our capital stock, to file reports of ownership and changes in their ownership with the Securities and Exchange Commission.  These persons are required to furnish us with copies of all Section 16(a) forms they file.  Based solely on a review of the copies of such forms received by us, we believe that during the year ended March 31, 2006, all of our executive officers and Board of Directors timely filed their Form 3s.

Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy and Overall Objectives

We believe that the compensation program for our Chief Executive Officer, Chief Financial Officer, and Chief Technology Officer (collectively, the “Executive Officers”), should be designed to reward the achievement of specific annual, long term and strategic goals by the Company, and which aligns executives’ interests with those of the shareholders by rewarding performance above established goals, with the ultimate objective of improving shareholder value. The compensation program should also be sufficient to attract and retain highly qualified leaders who can create value for the Company, as well as provide meaningful incentives for superior performance.

Setting Executive Compensation

Due to the unique nature of each Executive Officer’s duties, our criteria for assessing executive performance and determining the compensation in any given year are inherently subjective and are not based upon specific formulas or weighting of factors. We also use companies in similar industries as benchmarks when initially establishing Executive Officers’ compensation. However, we are also a development stage company, and have limited operating history and no revenue to date. As a result, our compensation plan necessarily reflects our limitations in this respect.

Discussion of Specific Compensation Elements

Base Salary: We determine the base salaries for all Executive Officers by reviewing company and individual performance, the value each Executive Officer brings to the Company, and general labor market conditions. The base salary for each Executive Officer is determined on a subjective basis after consideration of these factors and is not based on target percentiles or other formal criteria. The base salaries of Executive Officers are reviewed on an annual basis, and any annual increase is the result of an evaluation of the Company and of the individual Executive Officer’s performance for the period. An increase or decrease in base pay may also result from a promotion or other significant change in an Executive Officer’s responsibilities during the year.

Performance-Based Incentive Compensation:  We do not have a performance-based incentive compensation program at this time.

Long-Term Incentive Compensation: We plan to provide long-term incentive compensation through awards of stock options, restricted stock, and/or stock awards through our stock and option plan submitted for approval at our 2007 Annual Meeting.  Our equity compensation program is intended to align the interests of the named executive officers with those of our stockholders by creating an incentive for our officers to maximize shareholder value. The equity compensation program also is designed to encourage officers to remain employed with us despite a competitive labor market, and the fact that we are a development stage company and have limited operating history and no revenue to date, and may not necessarily be able to sustain a market rate base salary. Stock options, stock grants, warrants and other incentives are based on combination of factors including the need and urgency for such an executive, the experience level of the executive and the balance of such incentives with a lower than market base salary or fees that is paid in cash. Employees and consultants are granted such incentives from time to time to maintain their continuing services, sometimes without increases in salaries or fees.

Deferred Compensation Benefits: We do not have a deferred compensation program at this time.

Retirement Benefits:  We do not have a 401(k) plan or other retirement program at this time.

Executive Perquisites and Generally Available Benefits: We have no executive perquisite program at this time.

Tax and Accounting Implications

We review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. We believe that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes.

Role of Executive Officers in Compensation Decisions

Decisions as to the compensation of our executive officers are made by the Board of Directors based on recommendations by the Compensation Committee. The executive officers who are also Board members participate in the discussion and determination of their compensation.

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended March 31, 2005, 2006 and 2007 by our (i) Chief Executive Officer, and (ii) executive officers, other than the Chief Executive Officer, whose salaries for the 2007 fiscal year as determined by Regulation S-B, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the “Named Executive Officers”).

	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	Other	Total
David Walker, Chief Executive Officer	2007 2006 2005	$150,000 (1) $150,000 (1) -	- - -	- - -	- - -	- - -	- - -	- - -	$150,000 (1) $150,000 (1) -

(1)

Mr. Walker’s employment agreement provides for an annual base salary of $150,000. However, he received $43,800 in the year ended March 31, 2007 and $62,269 in the year ended March 31, 2006. The balance of his base salary in these years was accrued but not yet paid.

Employment Agreements

Our employment agreement with David A. Walker, our Chief Executive Officer, expired on March 31, 2007. The employment agreement provided for an annual base salary of $150,000, which may be paid in any combination of cash, common stock or options to purchase common stock as may be agreed by Mr. Walker and us. The employment agreement also required additional annual compensation to Mr. Walker of options to purchase no less than 250,000 shares of our common stock. The options, all of which shall be fully vested upon grant, will be granted in equal quarterly increments, and are subject to the approval by our shareholders of a stock option plan. Proposal 4 in this proxy statement presents for shareholder approval our 2007 Stock Incentive Plan. The employment agreement also provided that in the event we are acquired, sell all of our assets or are the non-surviving party in a merger, it is not terminated and we will use our best efforts to ensure that the transferee or surviving company is bound by its provisions. Mr. Walker has agreed to continue to work for us under the same terms without a new, written agreement.

Outstanding Equity Awards At Fiscal Year-End

The following tables provide information on outstanding equity awards during the year ended March 31, 2007 to the Named Executive Officers.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
David Walker Chief Executive Officer	-	-	-	-	-

Director Compensation

The following table sets forth information regarding compensation of the Company’s directors for the year ended March 31, 2007:

Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
D. Walker M. Daugherty D. Teran T. Lambirth J. Kim	$ 2,500 $ 2,500 $ 7,000 $ 7,000 $ 6,500	- - - - -	- - - - -	- - - - -	- - - - -	$ 150,000 (1) $ 12,956 (2) - - -	$ 152,000 $ 15,456 $ 7,000 $ 7,000 $ 6,500

(1)

Mr. Walker’s accrued salary as CEO.

(2)

Dr. Daugherty’s accrued consulting fees as CTO.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 2005, we entered into a Technology and Patent Assignment with Dr. Sung H. Choi, our Technical Advisor, for the acquisition of certain technologies used in our business.  In consideration for the Technology and Patent Assignment, we issued 2,000,000 shares of our common stock, with an aggregate value of $10,000, to Dr. Choi.  The Technology and Patent Assignment also provides for the payment of royalties to Dr. Choi equal to 5% of the net sales of products derived from the technology, with minimum royalty payments as follows: (i) $10,000 in 2006; (ii) $15,000 in 2007; (iii) $20,000 in 2008; and (iv) $45,000 in 2009; (v) $75,000 in 2010 and $100,000 per year thereafter through 2025 (an aggregate of $1,500,000).  As of March 31, 2007, we had not made the $10,000 payment due for 2006 or the $15,000 payment due for 2007. Dr. Choi has agreed to defer these payments until such time as we have sufficient funds.

In March 2005, we issued an aggregate of 1,000,000 shares of our common stock, with an aggregate value of $5,000, to the members of our Board of Directors in consideration of services rendered.

We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.  We intend that all future transactions with affiliated persons be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of the date of this prospectus by (i) all persons who are known to us to be beneficial owners of five percent or more of the common stock; (ii) each of our directors, and (iii) all current directors and executive officers as a group.  The address of all stockholders is c/o Enable IPC Corporation, 25520 Avenue Stanford, Suite 311, Valencia, California 91355.

Name And Address Of Beneficial Owner	Shares Beneficially Owned	Percent Of Class Beneficially Owned

Reuven Zfat	7,100,000	35.4%
Sung H. Choi	2,245,062	11.2%
David A. Walker	2,200,000	11.0%
Jin Suk Kim	1,800,000	9.0%
Timothy Lambirth	352,000	1.8%
Mark A. Daugherty	330,000	1.6%
Daniel Teran	303,313	1.5%
Philip Verges	300,000	1.5%
Anna Rhee	28,570	0.1%
Cathryn S. Gawne	0	--
All executive officers and Directors as a group (eight persons)	5,313,883	26.5%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities.  Common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all common shares shown as beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on 20,028,650 shares of our common stock outstanding as of the date of this prospectus.

DESCRIPTION OF SECURITIES

The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our Certificate of Incorporation and our bylaws are limited solely to descriptions of the material terms of our securities, Certificate of Incorporation and bylaws.  Our Certificate of Incorporation and Bylaws have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  As of the date of this prospectus, 20,028,650 shares of our common stock and no shares of our preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, and if declared by the Board of Directors from funds legally available therefore.  No holder of any shares of our common stock has a pre-emptive right to subscribe for any of our securities, nor are any common stock subject to redemption or convertible into other of our securities.  Upon liquidation, dissolution or winding up of us, and after payment of creditors and preferred stockholders the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.  All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

Each share of common stock is entitled to one vote with respect to the election of any Director or any other matter upon which stockholders are required or permitted to vote.  Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of Directors may elect all of the Directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We may issue shares of preferred stock in one or more classes or series within a class as may be determined by our Board of Directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any such class or series without any further vote or action by the stockholders.  Any preferred stock so issued by the Board of Directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both.  In addition, any such shares of preferred stock may have class or series voting rights.  Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change in control of us.

No shares of preferred stock are currently outstanding.  The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Computershare, 1745 Gardena Avenue, Glendale, California 91204.

SHARES ELIGIBLE FOR FUTURE SALE

On the date of this prospectus, 20,028,650 shares of our common stock were outstanding. We also had outstanding warrants to purchase an aggregate of 655,000 shares of common stock.  6,199,687 shares of our outstanding shares of common stock were eligible for sale in the public market without restriction or further registration under the Securities Act of 1933, as amended (the "Act").  13,828,963 shares of our outstanding shares of common stock were "restricted securities" as such term is defined under Rule 144 promulgated under the Act, in that such shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rules 144, 144(k) or 701 promulgated under the Act or another exemption from registration. We are registering for resale an aggregate of 8,735,080 shares of common stock (including 350,000 shares issuable upon the exercise of outstanding warrants).

In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to various restrictions.  In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above.  To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

There has been limited trading in our common stock to date.  Sales of substantial amounts of our common stock under Rule 144, this prospectus or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the future sale of our securities.

PLAN OF DISTRIBUTION

We are offering 12,500,000 shares of common stock, using our Chief Executive Officer, on a self- underwritten, best- efforts basis. There is no minimum amount of securities that we must sell in order to receive any subscriptions. The common stock will be offered at a price of $0.20 per share. Our offering will commence on the date of this prospectus and will continue until the earlier of March 31, 2008 and the date all of the shares offered are sold, or we otherwise terminate the offering.

If you decide to subscribe for any shares in this offering, you must execute and deliver a subscription agreement and deliver a check or certified funds in U.S. dollars to us for acceptance or rejection. Please contact David A. Walker, President and Chief Executive Officer, at (661) 775-9273 for more information.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Hopkins & Carley, San Jose, California.

EXPERTS

Our financial statements at and for the years ended March 31, 2007 and 2006, included in this prospectus, have been so included in reliance upon the report of L.L. Bradford LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act, in connection with the offering of the common stock.  This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement.  Some information is omitted and you should refer to the registration statement and our exhibits.  With respect to references made in this prospectus to any contract, agreement or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.  You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information on file at the public reference rooms.  You can also request copies of these documents, for a copying fee, by writing to the SEC.

Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Web site at http://www.sec.gov, which contains reports, and information statements and other information regarding registrants that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

PAGE

CONDENSED BALANCE SHEET (UNAUDITED) -- as of June 30, 2007…..............................F-1

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Three Months Ended June 30, 2007 and 2006,

and the Period from March 17, 2005 (Inception) through June 30, 2007…................................F-2

CONDENSED STATEMENT OF STOCKHOLDERS' DEFICIT (UNAUDITED)

For the Three Months Ended June 30, 2007…...............................................................................F-3

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Three Months Ended June 30, 2007 and 2006,

STATEMENTS OF OPERATIONS

For the years ended March 31, 2007 and 2006 (Reclassed) and the period from

March 17,2005 (Inception) through March 31, 2007....................................................................F-8

STATEMENT OF STOCKHOLDERS’ DEFICIT

For the years ended March 31, 2007 and 2007 (Reclassed) and the period from from March 17, 2005 (Inception) through March 31, 2007..........................................................F-9

STATEMENTS OF CASH FLOWS

For the years ended March 31, 2007 and 2006 (Reclassed) and the period from

March 17, 2005 (Inception) through March 31, 2007...................................................................F-10

NOTES TO FINANCIAL STATEMENTS.....................................................................................F-11

ENABLE IPC CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED BALANCE SHEET
JUNE 30, 2007

ASSETS

	June 30, 2007	March 31, 2007
	(Unaudited)
Current assets
Cash	$ 10,970	$ 21,913
Prepaid expenses due within 12 months	23,155	19,184
Other receivable	120	240
Total current assets	34,245	41,337

Fixed assets, net	12,363	13,346

Intangible assets, net	527,113	534,536

Total assets	$ 573,721	$ 589,219

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$ 45,998	$ 84,685
Accrued expenses and other current liabilities	231,553	216,553
Due to stockholders	305,376	249,314
Minimum royalty payments due within 12 months	45,000	45,000
Total current liabilities	627,927	595,552

Long-term liabilities
Present value of minimum royalty payments	680,256	663,177

Total liabilities	1,308,183	1,258,729

Commitments and contingencies

Stockholders' deficit
Preferred stock; no par value; 10,000,000 shares
authorized, no shares issued and outstanding	-	-
Common stock; $0.001 par value; 50,000,000 shares
authorized, 20,028,650 shares issued and outstanding	20,029	14,922
Additional paid-in capital	646,414	514,141
Accumulated deficit	(1,400,905)	(1,198,573)
Total stockholders' deficit	(734,462)	(669,510)

Total liabilities and stockholders' deficit	$ 573,721	$ 589,219

See Accompanying Notes to Financial Statements

ENABLE IPC CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

			March 17, 2005
	Three months ended June 30,		(Inception) through
	2007	2006	June 30, 2007

Revenues	$ -	$ -	$ -

Operating expenses
General and administrative expenses
Legal and professional fees	23,943	7,786	181,580
Wages and salaries	37,500	37,500	344,908
Research and development	67,038	41,160	350,824
Other general and administrative	56,366	30,384	378,896
Total general and administrative expenses	184,847	116,830	1,256,208

Loss from operations	(184,847)	(116,830)	(1,256,208)

Interest expense	(17,485)	(15,868)	(143,194)

Loss before provision for income taxes	(202,332)	(132,698)	(1,399,402)

Provision for income taxes	-	-	(1,503)

Net loss	$ (202,332)	$ (132,698)	$ (1,400,905)

Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.12)

Basic and diluted weighted average
common shares outstanding	16,561,279	11,835,220	11,598,360

See Accompanying Notes to Financial Statements

ENABLE IPC CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' DEFICIT

	Common Stock		Additional
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
Balance at March 17, 2005 (Date of inception)	-	$ -	$ -	$ -	$ -

Common stock issued for cash	2,546,216	2,546	10,185	-	12,731

Common stock issued for office supplies	521,584	522	2,086	-	2,608

Common stock issued for patent assignment related to Technology and Patent Agreement	2,000,000	2,000	8,000	-	10,000

Common stock issued for fixed assets	2,780,200	2,780	11,121	-	13,901

Common stock issued for services	1,000,000	1,000	4,000	-	5,000

Net loss	-	-	-	(20,533)	(20,533)

Balance at March 31, 2005	8,848,000	8,848	35,392	(20,533)	23,707

Common stock issued for cash	2,807,000	2,807	265,593	-	268,400

Net loss	-	-	-	(531,152)	(531,152)

Balance at March 31, 2006	11,655,000	11,655	300,985	(551,685)	(239,045)

Common stock issued for cash	3,017,497	3,017	195,906	-	198,923

Common stock issued for services	150,000	150	10,350	-	10,500

Common stock issued in satisfaction of obligations due to stockholders	100,000	100	6,900	-	7,000

Net loss	-	-	-	(646,888)	(646,888)

Balance at March 31, 2007	14,922,497	14,922	514,141	(1,198,573)	(669,510)

Common stock issued for cash	5,000,000	5,000	119,100	-	124,100

Common stock issued for services	106,153	107	13,173	-	13,280

Net loss	-	-	-	(202,332)	(202,332)

Balance at June 30, 2007	20,028,650	$ 20,029	$ 646,414	$(1,400,905)	$ (734,462)

See Accompanying Notes to Financial Statements

ENABLE IPC CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Three Months ended June 30, 2007	Three Months ended June 30, 2006	March 17, 2005 (Inception) through June 30, 2007

Cash flows from operating activities:
Net loss	$ (202,332)	$ (132,698)	$ (1,400,905)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation and amortization	8,406	8,276	76,523
Stock based compensation	13,280	-	28,781
Stock based compensation related to office supplies	-	-	2,608
Interest accrued on present value of minimum royalty payments	17,079	15,868	141,399
Changes in operating assets and liabilities:
Prepaid expenses	(3,972)	(197)	(23,156)
Other receivable	120	-	(120)
Accounts payable	(38,686)	3,163	59,930
Accrued liabilities	15,000	40,547	334,990
Net cash used by operating activities	(191,105)	(65,041)	(779,950)

Cash flows from investing activities:
Purchase of fixed assets	-	-	(8,241)
Net cash used by investing activities	-	-	(8,241)

Cash flows from financing activities:
Issuance of common stock for cash	124,100	14,000	604,154
Change in due to stockholders	56,062	51,293	140,253
Net cash provided by financing activities	180,162	65,293	744,407

Net change in cash	(10,943)	252	10,970

Beginning balance, April 1	21,913	1,374	-

Ending balance, June 30	$ 10,970	$ 1,626	$ 10,970

(Continued)

ENABLE IPC CORPORATION
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS (Continued)

	Three Months ended June 30, 2007	Three Months ended June 30, 2006	March 17, 2005 (Inception) through June 30, 2007

Schedule of non-cash investing and financing activities:
Issuance of 2,780,200 shares for fixed assets	$ -	$ -	$ 13,901

Purchase of intangible asset
Issuance of 2,000,000 shares related to technology
and patent assignment	$ -	$ -	$ 10,000
Present value of minimum royalty payments related to
technology and patent assignment	-	-	583,857

	$ -	$ -	$ 593,857

Issuance of common stock in satisfaction of obligations due to stockholders	$ -	$ 7,000	$ 7,000

Supplemental disclosure for
Cash paid for
Interest	$ 406	$ -	$ 677
Income taxes	$ -	$ -	$ 1,503

See Accompanying Notes to Financial Statements

ENABLE IPC CORPORATION

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Note 1.

Basis of Presentation

Enable IPC Corporation (the “Company”) is a development stage company incorporated on March 17, 2005 under the laws of the state of Delaware. Enable IPC is engaged in the development of new power technologies that combine thin films and nanotechnology. Enable IPC (Intellectual Property Commercialization) will use these breakthroughs to manufacture microbatteries on microscopically thin film (which are expected to be smaller, cheaper, last longer, and more environmentally friendly than today's standard batteries) and ultracapacitors on standard carbon sheets impregnated with nanoparticles.

The accompanying unaudited condensed financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Company’s Annual Report on Form 10-KSB for the year ended March 31, 2007, on file with the Securities and Exchange Commission.

The interim financial statements present the condensed balance sheet, statements of operations, stockholders’ deficit and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as of June 30, 2007 and the results of operations and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.

Stock-Based Compensation

On April 1, 2006 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment”, requiring the Company to recognize expense related to the fair value of its employee stock option awards. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

The Company has granted no warrants or options to employees since inception. Accordingly, the adoption of SFAS No. 123 (R) did not impact the financial statements.

Note 3.

Related-Party Transactions

At June 30, 2007, the Company owed $305,376 to related parties. Of this amount, $261,461 was owed to three stockholders for consulting services rendered to the Company. In addition, there were three loans payable to stockholders totaling $15,005. The first two loans were at 10% interest per annum in the amount of $5,000 each, unsecured and payable on demand, plus $1,338 in interest. The third was a no-interest loan in the amount of $5,005, unsecured and payable on demand. In addition, the Company owed a total of $27,572 to Board members for services rendered.

Note 4.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the

ENABLE IPC CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

development stage, has no operating revenue and incurred a net loss of approximately $1,400,905 for the period from March 17, 2005 (Date of Inception) through June 30, 2007. The Company’s management is in the process of raising additional capital for the Company. As part of this effort, during the fiscal year ending March 31, 2006, the Company issued an aggregate of 2,807,000 shares of common stock for proceeds of $268,400. Also in September 2005, the Company issued to another private investor a warrant to purchase 305,000 shares of common stock at an exercise price of $0.10 per share, none of which had been exercised as of June 30, 2007. During the year ended March 31, 2007, the Company issued an aggregate of 3,017,497 shares of common stock for cash proceeds of $202,225 (less offering costs of $3,302), 150,000 shares of common stock in payment for services valued at $10,500 and 100,000 shares of common stock to repay loans valued at an aggregate of $7,000. In February 2007, the Company issued to two private investors warrants to purchase an aggregate of 350,000 shares of common stock at an exercise price of $0.10 per share, none of which had been exercised as of June 30, 2007. In April 2007, the Company issued an aggregate of 106,153 shares of common stock to two companies for services valued at $13,280. In May 2007, the Company issued an aggregate of 2,500,000 shares of common stock to a private investor for proceeds of $75,000, less $350 in offering costs. In June 2007, the Company issued 2,500,000 shares of common stock to a private investor for proceeds of $50,000, less $550 in offering costs.

The Company continues to seek to raise additional funds to support operations through private placements of equity and debt securities. Management believes that the funds raised through this plan will be sufficient to support our operations through the year ending March 31, 2008.

These conditions give rise to substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

Note 5.

Present Value of Minimum Royalty Payments, Net

The Company has entered into a Technology and Patent Assignment Agreement (“Agreement”) granting the Company proprietary rights in consideration for royalties equal to 5% of the net sales of the product. The combined royalty amounts in any single calendar year must be at least equal to the amount shown in the schedule below, or else the 5% royalty shall not be paid, and instead the amount shown in the schedule below shall be paid. Future minimum annual royalty payments under the Agreement are as follows as of June 30, 2007:

2006

$

10,000

2007

15,000

2008

20,000

2009

45,000

2010

75,000

Thereafter ($100,000 per year)

1,500,000

$

1,665,000

========

As of June 30, 2007, the Company had made neither the $10,000 payment for 2006 nor the $15,000 payment for 2007. The recipient of these payments has agreed to defer such payments until the Company has sufficient funds.

The Company recorded the present value of the above royalty payments totaling $583,857 (assuming a 10% discount rate) as part of the value of the intangible asset. As of June 30, 2007, the present value of minimum royalty payments, net is as follows:

ENABLE IPC CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(Unaudited)

Present value of minimum royalty payments

$

583,857

Plus:  Accrued interest on minimum royalty payments

114,399

Less:  Minimum royalty payments due within 12 months

(45,000)

Present value of minimum royalty payments, net

$

680,256

=======

Note 6.

Common Stock

In April 2007, the Company issued an aggregate of 106,153 shares of common stock to two companies for services valued at $13,280. In May 2007, the Company issued an aggregate of 2,500,000 shares of common stock to a private investor for proceeds of $75,000, less $350 in offering costs. In June 2007, the Company issued 2,500,000 shares of common stock to a private investor for proceeds of $50,000, less $550 in offering costs.

Note 7.

Other

In April 2007, Phillip M. Verges joined the Company’s Board of Directors. Mr. Verges is CEO of NewMarket Technology, Inc., a systems integration company located in Dallas, TX.

In May 2007, Cathryn S. Gawne joined the Company’s Board of Directors. Ms. Gawne is an attorney and in June 2007 joined the law firm of Hopkins & Carley in San Jose, California. Between 1999 and June 2007, she was with Silicon Valley Law Group in San Jose, California.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Enable IPC Corporation

(A Development Stage Company)

Valencia, California

We have audited the accompanying balance sheet of Enable IPC Corporation (A Development Stage Company) as of March 31, 2007, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended March 31, 2006 and 2007, and for the period from March 17, 2005 (Inception) through March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enable IPC Corporation as of March 31, 2007, and the results of its activities and cash flows for the years ended March 31, 2006 and 2007, and for the period from March 17, 2005 (Inception) through March 31, 2007, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and requirement for additional funding raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ L.L. Bradford & Company, LLC

June 8, 2007

Las Vegas, Nevada

ENABLE IPC CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
MARCH 31, 2007

ASSETS

Current assets		
Cash	$	21,913
Prepaid expenses due within 12 months		19,184
Other receivable		240
Total current assets		41,337
Fixed assets, net		13,346
Intangible assets, net		534,536
Total assets	$	589,219

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities		
Accounts payable	$	84,685
Accrued expenses and other current liabilities		216,553
Due to stockholders		249,314
Minimum royalty payments due within 12 months		45,000
Total current liabilities		595,552
Long-term liabilities		
Present value of minimum royalty payments		663,177
Total liabilities		1,258,729
Commitments and contingencies		
Stockholders' deficit		
Preferred stock; no par value; 10,000,000 shares authorized, no shares issued and outstanding		-
Common stock; $0.001 par value; 50,000,000 shares authorized, 14,922,497 shares issued and outstanding		14,922
Additional paid-in capital		514,141
Accumulated deficit		(1,198,573)
Total stockholders' deficit		(669,510)
Total liabilities and stockholders' deficit	$	589,219

See Accompanying Notes to Financial Statement

See Accompanying Notes to Financial Statement

See Accompanying Notes to Financial Statement

	Year ended March 31, 2007	Year ended March 31, 2006	March 17, 2005 (Inception) through March 31, 2007
Cash flows from operating activities:			
Net loss	$ (646,888)	$ (531,152)	$ (1,198,573)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	34,218	32,607	68,117
Stock based compensation	10,500	-	15,500
Stock based compensation related to office supplies	-	-	2,608
Interest accrued on PV of min royalty payments	63,471	60,849	124,320
Changes in operating assets and liabilities:			
Prepaid expenses	(8,645)	(10,539)	(19,184)
Other receivable	(240)	-	(240)
Accounts payable	13,701	81,416	98,617
Accrued liabilities	216,554	95,303	319,990
Net cash used by operating activities	(317,329)	(271,516)	(588,845)
Cash flows from investing activities:			
Purchase of fixed assets	-	(8,241)	(8,241)
Net cash used by investing activities	-	(8,241)	(8,241)
Cash flows from financing activities:			
Issuance of common stock for cash	198,923	268,400	480,054
Change in due to stockholders	138,945	-	84,191
Net cash provided by financing activities	337,868	268,400	564,245
Net change in cash	20,539	(11,357)	21,913
Beginning balance, April 1, 2006	1,374	-	-
Ending balance	$ 21,913	$ (11,357)	$ 21,913
Schedule of non-cash investing and financing activities:			
Issuance of 2,780,200 shares for fixed assets		$ -	$ 13,901
Purchase of intangible asset			
Issuance of 2,000,000 shares related to Technology and Patent assignment	$ -	$ -	$ 10,000
Present value of minimum royalty payments related to Technology and Patent assignment	-	-	583,857
	$ -	$ -	$ 593,857
Issuance of common stock in satisfaction of due to stockholders	$ 7,000	$ -	$ 7,000
Supplemental disclosure for			
Cash paid for			
Interest	$ 271	$ -	
Income taxes	$ 1,503	$ -

See Accompanying Notes to Financial Statement

F-3

1.

DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business – Enable IPC Corporation (hereinafter referred to as the “Company”) is a development stage company incorporated on March 17, 2005 under the laws of the state of Delaware.  Enable IPC is engaged in the development of new power technologies that combine thin films and nanotechnology.  Enable IPC (Intellectual Property Commercialization) will use these breakthroughs to manufacture microbatteries on microscopically thin film (which are expected to be smaller, cheaper, last longer, and more environmentally friendly than today's standard batteries) and ultracapacitors on standard carbon sheets impregnated with nanoparticles.

Going concern – The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in the development stage, has no operating revenue and incurred a net loss of approximately $1,198,573 for the period from March 17, 2005 (Date of Inception) through March 31, 2007. The Company’s management is in the process of raising additional capital for the Company.  As part of this effort, the Company issued the following common stock and warrants:

During the fiscal year ended March 31, 2006, the Company issued an aggregate of 2,807,000 shares of common stock for proceeds of $268,400.

In September 2005, the Company issued to another private investor a warrant to purchase 305,000 shares of common stock at an exercise price of $0.10 per share, none of which had been exercised as of March 31, 2007.

In April 2006, the Company issued an aggregate of 200,000 shares of common stock to a private investor for proceeds of $14,000.

In July 2006, the Company issued an aggregate of 114,286 shares of common stock to two private investors for proceeds of $8,000.

In September 2006, the Company issued an aggregate of 285,714 shares of common stock to two private investors for proceeds of $20,000, less $350 in offering costs.

In October 2006, the Company issued an aggregate of 152,497 shares of common stock to two private investors for proceeds of $10,675, less $350 in offering costs, and 150,000 shares of common stock to two companies for services valued at an aggregate of $10,500.

In November 2006, the Company issued an aggregate of 65,000 shares of common stock to a private investor for proceeds of $4,550, less $350 in offering costs, and 100,000 shares of common stock to two individuals to repay the principal on loans totaling $7,000.

In February 2007, the Company issued an aggregate of 700,000 shares of common stock to two private investors for proceeds of $70,000, less $1429 in offering costs.  In addition, the Company issued a warrant to one of the private investors to purchase 250,000 shares of common stock at an exercise price of $0.10 per share and a warrant to the other private investor to purchase 100,000 shares of common stock at an exercise price of $0.10 per share, none of which had been exercised as of March 31, 2007.

In March 2007, the Company issued an aggregate of 1,500,000 shares of common stock to a private investors for proceeds of $75,000, less $823 in offering costs.

These conditions give rise to substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  The Company’s continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

Definition of fiscal year – The Company’s fiscal year end is March 31.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash – The Company places its cash with high quality institutions.  Accounts at each institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.  As of March 31, 2007, the Company has no uninsured cash balance.

Fixed assets – Fixed assets are stated at cost less accumulated depreciation.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.  The cost of repairs and maintenance is charged to expense as incurred.  Expenditures for property betterments and renewals are capitalized.  Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment.  The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Intangible assets – Intangible assets are amortized principally on the straight-line method over their useful lives of 20 years.

The Company evaluates the remaining useful life of the intangible asset being amortized annually to determine whether events and circumstances warrant a revision to the remaining period of amortization.  If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life.  If the intangible asset being amortized is subsequently determined to have an indefinite useful life, the asset will no longer be amortized and will be accounted for in the same manner as other intangible assets that are not subject to amortization.

Research and development – The Company expects to make substantial investments in research and development in order to develop and market our technology. Research and development costs consist primarily of consulting fees related to research and development activities and laboratory supplies. The Company expenses research and development costs as incurred. Property, plant and equipment for research and development that have an alternative future use are capitalized and the related depreciation is expensed as research and development costs. Property, plant and equipment for research and development that have no alternative future uses in other research and development projects or otherwise are research and development costs at the time the costs are incurred. The costs of intangibles that are purchased from others for use in research and development activities and that have alternative future uses in research and development projects or otherwise are capitalized and amortized as intangible assets.  The amortization of those intangible assets used in research and development activities is a research and development cost. Costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses in other research and development projects or otherwise are research and development costs at the time the costs are incurred. The Company expects our research and development expense to increase as we continue to invest in the development of our technology.

Income taxes – The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-based compensation – On April 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment,” requiring the Company to recognize expense related to the fair value of its employee stock option awards.  The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

The Company has granted no warrants or options to employees since inception.  Accordingly, the adoption of SFAS No. 123 (R) did not impact the financial statements.

Fair value of financial instruments - The carrying amounts and estimated fair values of the Company’s financial instruments approximate their fair value due to the short-term nature.

Earnings (loss) per common share – Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities.  Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period.  Diluted earnings (loss) per share is computed using the weighted average number of common and  common stock equivalent shares outstanding during the period.  Common stock equivalent shares are excluded from the computation if their effect is antidilutive.

New accounting pronouncements – In July 2006, FASB issued Financial Accounting Standards Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 utilizes a two-step approach for evaluating tax positions.  Step one, Recognition, occurs when a company concludes that a tax position is more likely than not to be sustained upon examination,  Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.  FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle to be recorded as an adjustment to the beginning balance of retained earnings and therefore are effective for the Company in the first quarter of fiscal 2008.  The Company is currently in the process of evaluating the effects of adopting FIN 48 and the impact of adoption on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements.”  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, this Statement does not require any new fair value measurements.  However, for some entities, the application of SFAS 157 will change current practice.  The provisions of SFAS 157 are effective as of the beginning of the Company’s 2009 fiscal year.  The Company is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which expands opportunities to use fair value measurements in financial reporting and permitsentities to choose to measure many financial instruments and certain other items at fair value.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating SFAS 159 to determine its impact on its consolidated financial position, results of operations or cash flows.

2.

FIXED ASSETS

A summary of fixed assets as of March 31, 2007 are as follows:

Office equipment	$ 16,215
Office furniture	5,927
22,142
Less: accumulated depreciation	(8,796)

Fixed assets, net	$ 13,346

3.

INTANGIBLE ASSETS

A summary of intangible assets as of March 31, 2007 is as follows:

Patent	$ 593,857
Less: accumulated amortization	(59,321)

Intangible assets, net	$ 534,536

The patent value of $593,857 consists of the present value of minimum annual royalty payments (See Note 4) totaling $583,857 and 2,000,000 shares of the Company’s common stock of $0.001 par value totaling $10,000.

4.

PRESENT VALUE OF MINIMUM ROYALTY PAYMENTS, NET

The Company has entered into a Technology and Patent Assignment Agreement (“Agreement”) granting the Company proprietary rights in consideration for royalties equal to 5% of the net sales of the product.  The combined royalty amounts in any single calendar year must be at least equal to the amount shown in the schedule below, or else the 5% royalty shall not be paid, and instead the amount shown in the schedule below shall be paid. Future minimum annual royalty payments under the Agreement are as follows as of March 31, 2007:

March 31, 2006	$ 10,000
2007	15,000
2008	20,000
2009	45,000
2010	75,000
Thereafter	1,500,000
$ 1,665,000

As of March 31, 2007, the Company had not made the $10,000 payment due for 2006 nor the $15,000 payment due for 2007.  The recipient of this payment has agreed to defer payment until such time as the Company has sufficient funds.

The Company recorded the present value of the above royalty payments totaling $583,857 (assuming a 10% per annum imputed interest rate) as part of the value of the intangible asset.  As of March 31, 2006 the present value of minimum royalty payments, net is as follows:

Present value of minimum royalty payments	$ 583,857
Plus: Accrued interest on minimum royalty payments	124,320
Less; Minimum royalty payments due within 12 months	(45,000)
Present value of minimum royalty payments, net	$ 663,177

5.

COMMON STOCK

During March 2005, the Company entered into a Technology and Patent Assignment Agreement (“Agreement”) with Sung H. Choi, to acquire certain technologies used in the business of Enable.  In accordance with the Agreement, the Company issued 2,000,000 shares of the Company’s common stock totaling $10,000 in exchange for all Proprietary rights under the Agreement.

During March 2005, the Company issued 1,000,000 shares of its common stock totaling $5,000 to the board for services rendered.

During March 2005, the Company issued 2,546,217 shares of its common stock to the founders of the Company for cash totaling $12,731.

During March 2005, the Company issued 2,780,200 shares of its common stock to the founders of the Company for fixed assets totaling $13,901.

During March 2005, the Company issued 521,584 shares of its common stock to the founders of the Company for miscellaneous supplies totaling $2608.

During July 2005, the Company issued 162,000 shares of its common stock for cash totaling $18,000.

During July 2005 the Company issued a series of six warrants to a private investor to purchase an aggregate of 900,000 shares of common stock at an exercise price of $0.10 per share.  Each warrant was for 150,000 shares, and the warrants expired at the rate of 150,000 shares per month commencing in August 2005 and ending January 31, 2006.  All 900,000 shares of common stock have been issued through the exercise of those warrants, for proceeds of $90,000, as discussed in the following paragraphs.

During August 2005, the Company issued 150,000 shares of its common stock related to the exercise of warrants for cash totaling $15,000.

During September 2005, the Company issued 1,275,000 shares of its common stock for cash totaling $127,500. As part of the financing, the Company issued a warrant to purchase 305,000 shares of common stock at an exercise price of $0.10 per share. Also, in September 2005, the Company issued 150,000 shares of its common stock related to the exercise of warrants for cash totaling $15,000.

During October 2005, the Company issued 150,000 shares of its common stock related to the exercise of warrants for cash totaling $15,000.

During February 2006, the Company issued an aggregate of 200,000 shares of common stock for cash totaling $14,000 and 450,000 shares of its common stock related to the exercise of warrants for cash totaling $45,000.

During March 2006, the Company issued an aggregate of 270,000 shares of common stock for proceeds of $18,900.

During April 2006, the Company issued an aggregate of 200,000 shares of common stock to a private investor for proceeds of $14,000.

During July 2006, the Company issued an aggregate of 114,286 shares of common stock to two private investors for proceeds of $8,000.

During September 2006, the Company issued an aggregate of 285,714 shares of common stock to two private investors for proceeds of $20,000, less $350 in offering costs.

During October 2006, the Company issued an aggregate of 152,497 shares of common stock to two private investors for proceeds of $10,675, less $350 in offering costs, and 150,000 shares of common stock to two companies for services valued at an aggregate of $10,500.

During November 2006, the Company issued an aggregate of 65,000 shares of common stock to a private investor for proceeds of $4,550, less $350 in offering costs, and 100,000 shares of common stock to two individuals to repay the principal on loans totaling $7,000.

During February 2007, the Company issued an aggregate of 700,000 shares of common stock to two private investors for proceeds of $70,000, less $1429 in offering costs.  In addition, the Company issued a warrant to one of the private investors to purchase 250,000 shares of common stock at an exercise price of $0.10 per share and a warrant to the other private investor to purchase 100,000 shares of common stock at an exercise price of $0.10 per share, none of which had been exercised as of March 31, 2007.

During March 2007, the Company issued an aggregate of 1,500,000 shares of common stock to a private investor for proceeds of $75,000, less $823 in offering costs.

6.

COMMITMENTS AND CONTINGENCIES

Consulting agreements – In March 2005, the Company entered into a consulting agreement with an individual to provide consultant services for a period of twelve months in consideration of an hourly fee of $75 and 250,000 qualified stock options.  The Company has not determined the grant date or exercise price; both will be determined at a future date.  The issuance of these options is contingent upon the shareholders’ approval of a stock option plan.  If the shareholders do not approve a stock option plan, no options will be issued and the Company will be under no additional payment obligation, except the hourly fee.  This consulting agreement expired on March 31, 2006.  The individual has agreed to continue to consult for the Company on an as-needed basis for an hourly fee of $75 and no stock options.

In March 2005, the Company entered into a consulting agreement with an individual to provide consultant services for twelve months in consideration of an hourly fee of $75 and 150,000 qualified stock options.  The Company has not determined the grant date or exercise price; both will be determined at a future date.  The issuance of these options is contingent upon the shareholders’ approval of a stock option plan.  If the shareholders do not approve a stock option plan, no options will be issued and the Company will be under no additional payment obligation, except the hourly fee.  This consulting agreement expired on March 31, 2006.  The individual has agreed to continue to consult for the Company on an as-needed basis for an hourly fee of $75 and no stock options.

Royalties – The Company has entered into a Technology and Patent Assignment Agreement (“Agreement”) granting the Company proprietary rights in consideration for royalties equal to 5% of the net sales of the product.  The combined royalty amounts in any single calendar year must be at least equal to the amount shown in the schedule below, or else the 5% royalty shall not be paid, and instead the amount shown in the schedule below shall be paid.  Minimum annual royalty payments under the Agreement are as follows as of March 31, 2007:

March 31, 2006	$ 10,000
2007	15,000
2008	20,000
2009	45,000
2010	75,000
Thereafter	1,500,000
$ 1,665,000

As of March 31, 2007, the Company had not made the $10,000 payment due for 2006 nor the $15,000 payment due for 2007.  The recipient of this payment has agreed to defer payment until such time as the Company has sufficient funds.

Leased facility – The Company operates from a leased facility under an operating lease,  The Company is currently in the second year of a two year lease.  The first year, the lease called for monthly payments of $3,168.  In the second year, the lease calls for a rent of $3,295 per month.  The lease term expires December 31, 2007.  As of March 31, 2007, total rent expense for the leased facility approximated $47,900. Future minimum rental payments required under the operating sub-lease for the office facility as of March 31, 2007, are $29,652.

Joint Development Agreement – On March 27, 2007, the Company signed a joint development agreement (the “Agreement”) with SolRayo, LLC, a Wisconsin LLC based in Madison, Wisconsin (“SolRayo”).  Pursuant to the Agreement, Enable will evaluate a new-nanoparticle-based ultracapacitor technology currently in development by SolRayo.

The Agreement provides that Enable will provide $20,000 in in-kind support and $100,000 in direct funding to SolRayo for the evaluation, while SolRayo will provide $50,000 in in-kind support.  One-half of Enable IPC’s funding will consist of cash, while the balance will consist of shares of Enable IPC’s common stock.  All in-kind support and funding is dependent upon the achievement of certain milestones set forth in the Agreement.

7.

INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS No. 109), “Accounting for Income Taxes,” which requires use of the liability method.  SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.  Deferred tax assets and liabilities at the end of each period are determined using the current enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

For the period ended March 31, 2007, the Company incurred a net operating loss and, accordingly, no provision for income taxes has been recorded.  In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets.  At March 31, 2007, the Company had approximately $1,198,573 of accumulated federal and state net operating losses.  The net operating loss carryforwards, if not utilized, will begin to expire in 2026.

The components of the Company’s deferred tax asset are as follows:

	Year Ended March 31, 2007	Year Ended March 31, 2006	March 17, 2005 (Inception) through March 31, 2005
Deferred tax assets:
Net operating loss carryforwards	$ 219,983	$ 180,592	$ 6,981
Total deferred tax assets	219,983	180,592	6,981

Deferred tax liabilities:
Depreciation	--	--	--

Net deferred tax assets before valuation allowance	219,983	180,592	6,981
Less: Valuation allowance	(219,983)	(180,592)	(6,981)
Net deferred tax assets	$ --	$ --	$ --

For financial reporting, the Company has incurred a loss since inception to March 31, 2007.  Based on the available objective evidence, including the Company’s history of its loss, management believes it is more likely than not that the net deferred tax assets will not be fully realizable.  Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at March 31, 2007.

A reconciliation between the amount of income tax benefit determined by applying the applicable U.S. and State statutory income tax rate to pre-tax loss is as follows:

	Year Ended March 31, 2007	Year Ended March 31, 2006	March 17, 2005 (Inception) through March 31, 2005

Change in valuation allowance on deferred tax assets	$ 39,391	$ 173,611	$ 6,981
Total deferred tax assets	(39,391)	(173,611)	(6,981)
Total income tax benefit	$ --	$ --	$ --

8.

RELATED PARTY TRANSACTIONS

At March 31, 2007, the Company owed $249,314 to related parties.  Of this amount, $217,955 was owed to three shareholders for consulting services rendered to the Company.  In addition, there were two loans payable to a shareholder totaling $10,000 plus $1,088 in accrued interest.   The loans (both in the amount of $5,000 each) were at 10% interest per annum, unsecured and payable on demand.  In addition, the company owed a total of $20,271 to Board members for services rendered.  In November 2006, the company re-paid $7,000 to two shareholders for short term loans (see Note 5).

9.

OTHER

Employment Contract – During March 2005, the Company entered into an Executive Employment Agreement (the “Employment Agreement”) with its President and Chief Executive Officer.  The initial term of the Employment Agreement commenced in March 15, 2005 and ended on March 31, 2006.  The Employment Agreement was extended on March 31, 2006 for one additional year, and expired on March 31, 2007.  Pursuant to the Employment Agreement, the Chief Executive Officer is owed an annual base salary of $150,000 for his service during the term of the Employment Agreement.  This amount is payable in any combination of cash, common stock or options to purchase common stock as agreed to by Employee and Company.  Additionally, the Chief Executive Officer will receive annual compensation of no less than 250,000 options to purchase the Company’s common stock, payable in equal increments on a quarterly basis and fully vested. If the Company's stockholders do not approve a stock option plan, no options will be granted and the Company will be under no additional payment obligations.  There is currently no employment agreement in force at the Company, although the Chief Executive Officer has verbally agreed to continue his service under the same terms as the expired Employment Agreement.

10.

SUBSEQUENT EVENTS

During April 2007, the Company issued an aggregate of 106,153 shares of common stock to two companies for services valued at an aggregate of $13,760, less $830 in offering costs.

On April 19, 2007, the Company announced that Philip M. Verges will join the Enable IPC board of directors effective April 30, 2007.  Mr. Verges became the CEO of NewMarket Technology in 2002 after selling a technology company he founded in 1997 to NewMarket. Since 2002, Mr. Verges has led the construction of a unique business model to continuously introduce new technologies to market. NewMarket has grown from approximately $1 million in revenue in 2002 to $77.6 million in revenue in 2006 with $4 million in net income. NewMarket has been recognized for the past three years in the Deloitte Technology Fast 500, placing 3rd on the list in the United States in 2006. Mr. Verges started his technology career as a computer programmer at EDS in 1992. He is a graduate of the United States Military Academy at West Point, NY and served in the United States Army for five years before starting his technology career.

During May 2007, the Company issued an aggregate of 2,500,000 shares of common stock to a private investor for proceeds of $75,000, less $550 in offering costs.

On May 3, 2007, the Company announced that the Company entered into an Option Agreement (the “Agreement”) relating to a nanoparticle-based ultracapacitor technology (the “Technology”) with the Wisconsin Alumni Research Foundation (“WARF”), the licensing arm of the University of Wisconsin.   The Option Agreement has a term of six months, commencing April 20, 2007 (the “Option Period”).  During the Option Period, the Company has a non-exclusive license to use the Technology for internal evaluation purposes.  The Company also has an option during the Option Period to negotiate an exclusive license to the Technology in the consumer application field (with the exception of power tools, for which a co-exclusive license may be granted) throughout the United States.

On May 17, 2007, the Company announced that Cathryn S. Gawne will join the Enable IPC Board of Directors effective May 21, 2007.  Ms. Gawne has practiced corporate and securities law for 25 years and has been affiliated with Silicon Valley Law Group since 1999. She has represented several public and private companies, including her service as corporate counsel for Enable IPC since its inception.  Her practice emphasizes securities and corporate law for emerging growth companies across a broad range of industries, including wireless and portable information technologies, telecommunications and software, as well as "brick and mortar" industries such as automotive, mining and retail. She advises companies on initial and follow-on public offerings, mergers, acquisition, leveraged buyouts, joint ventures and commercial transactions. She counsels public and private companies on corporate governance and disclosure issues and counsels clients who are starting or franchising new businesses with respect to general corporate matters and protection of their intellectual property. Ms. Gawne also represents several nonprofit corporations and counsels them on corporate structure and governance. In addition to her law practice, she serves on two advisory boards, is a Board member of two non-profit organizations and one for-profit company. Ms. Gawne received a BA from Stanford University and her JD from the UCLA School of Law, where she was a Comment Editor on the UCLA Law Review.

ENABLE IPC CORPORATION

12,500,000 Shares of

Common Stock

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PROSPECTUS

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October 2 , 2007